







blueprint *for* success

WMS INDUSTRIES, INC.

Leadership and People
Passion and Dedication
Delivering Profitable Growth
Imagination and Innovation
Continuous Improvement
Excellence in Operating Execution

2008 annual report

WMS



LEADERSHIP & people

BRIAN R. GAMACHE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

DEAR FELLOW STOCKHOLDERS:

Fiscal 2008 was WMS' best year ever, setting new records for revenues, net income and cash flow from operations. We achieved this performance by creating high-earning products that casino operators desire. Through the development of innovative products, we distinguished WMS from our competitors and increased our market share. We enter Fiscal 2009 with an outstanding pipeline of new products and significant operating momentum.

WMS' Fiscal 2008 achievements are the direct result of the collaborative, well-aligned efforts of our global team of innovative, passionate and talented individuals, who are all driven by the singular goal of making WMS a truly great global enterprise. Importantly, in this time of economic uncertainty, our Fiscal 2008 performance resulted in our company ending the year with a healthy balance sheet capable of supporting continued long-term growth. Our strong operating performance and financial track record is being recognized by the investment community. Over the last five years, WMS' stock price has appreciated 186%, a return to our stockholders that is more than four times greater than the total return of the S&P 500 Index and five times the average return of our peer group over the same time period.

In Fiscal 2008, a 20% increase in revenue coupled with enhanced operating leverage, as reflected in our operating margin improving to 16%, drove a 34% increase in annual diluted EPS to $1.15. This performance clearly demonstrates our ability to generate both revenue traction and operating execution despite the dual headwinds of a difficult replacement cycle and a challenging economy, particularly in North America. More importantly, our disciplined approach to operating execution enabled us to deliver improved financial results, even as we increased our investments to build further long-term stockholder value. Our investments in innovation, highly focused research and development initiatives and the creation of intellectual property enable WMS to develop, produce and deliver some of the most popular and high-earning gaming machines on casino floors today.

Our worldwide unit shipments grew 9% in Fiscal 2008 to nearly 28,000 gaming machines with exceptional growth achieved in our international business. Increased international shipments reduce our reliance upon demand from the North American marketplace. Our gaming operations business also recorded impressive results, with outstanding performance in all metrics. Our average installed base of participation gaming machines increased by 20%, or more than 1,000 units, and at June 30, 2008 our footprint was a record 9,321 gaming machines, while our average daily revenue increased 10% and exceeded $63.00 per unit for the fiscal year.

Our operating success along with our focused effort to contain working capital also led to increased cash flow from operating activities and, as a result, we ended the fiscal year with cash and cash equivalents totaling $120 million. In addition, while we are pleased with our successes in managing inventories and accounts receivable, by benchmarking ourselves to other companies both within and outside of our industry, we have identified additional opportunities for improvement as we seek to further enhance our rock-solid balance sheet.

The potent combination of growing cash flow and a solid balance sheet provides a powerful foundation to fund an impressive array of opportunities to increase stockholder value. We continue to reinvest in WMS through accelerated internal and external research and development initiatives and share repurchases. In Fiscal 2008, we incurred a $22 million increase in research and development spending, spent $20 million on advances for licensed technology and brands and repurchased $40 million of our common stock.

Our high-return investments in research and development, innovation and technology generate the expanding pipeline of differentiated, must-have products that are enabling continued global market share gains in both our for-sale and gaming operations businesses. By focusing on creating great content, we have consistently developed popular products that, in turn, generate high-earnings and become must-have products, as casino patrons increasingly seek them out on casino floors. By designing and building the products that players want to play, we create the solutions that give our casino customers tangible reasons why they should place our products on their casino floor. With consistent success in the introduction of innovative and high-earning products, we expect to continue to gain market share in Fiscal 2009.

With meaningful opportunities for profitable growth, reinvesting in WMS' future through additional share repurchases is consistent with our focus on building long-term sustainable stockholder value. To this end, your Board of Directors authorized a $50 million share repurchase plan in August 2007, and after buying back $40 million under that authorization by June 30, 2008, the Board increased the repurchase authorization by an additional $100 million in August 2008. Reflecting our confidence in our future growth prospects, we've invested more than $92 million over the past few years repurchasing approximately 12% of WMS' outstanding shares.

In Fiscal 2008, we further enhanced our strategic sourcing efforts and expanded the use of lean sigma practices throughout our operations, all under the banner of continuous improvement. Our lean sigma initiatives extended beyond the manufacturing floor to business processes, and we used these principles in the design of our new *Bluebird®2* gaming machine, which will launch in Fiscal 2009. Just as we continue to tap the capabilities of our people to create intellectual property and great games, so too are we dedicated to being an industry leader in using innovation to improve our production processes, our customer service and our business processes. We are still in the early phases of implementing these principles company-wide, and through our emphasis on these initiatives we expect to realize continued productivity that will further enhance our operating margin in Fiscal 2009.

In Fiscal 2008, we implemented a succession plan of reorganization within our Board of Directors and management. These efforts began with the retirement of Lou Nicastro as Chairman of the Board after having served WMS with distinction for the past 43 years. Lou will continue to serve on the Board as Founding Director, allowing the Company and stockholders to benefit from his extensive experience and invaluable knowledge.

With Lou stepping down, the Board appointed me Chairman in addition to my responsibilities as CEO. I appreciate the confidence the Board has demonstrated in my appointment, and I will work tirelessly to guide WMS along the journey that will allow us to reach our full potential. As I look to the future, our prospects have never been brighter. We have a truly talented organization of creative and skilled people, our financial position is sound and we have an excellent repository of intellectual property and an exciting vision for the future. With our innovative, passionate and dedicated team, I know we will accomplish much more.

Our Board also named Ed Rabin, a member of our Board of Directors since 2005, to the new position of Lead Director. Additionally during the past year, Robert Bahash, Executive Vice President and Chief Financial Officer of McGraw Hill; Patricia Nazemetz, Chief Human Resources and Ethics Officer for Xerox Corporation; and Bobby L. Siller, former member of the Nevada State Gaming Control Board have joined our Board. Bob, Pat and Bobby are excellent additions to our Board, as each brings extensive knowledge and leadership experience. At the same time, Harvey Reich became a Director Emeritus after 25 years of distinguished service to our Board, and we thank him for his insight and contributions over the years.

With the Board changes, we also made several executive management promotions. Because of the success of our leadership development efforts, all of these leadership changes were accomplished with internal advancements. WMS is fortunate to have substantial breadth and depth of talented leadership across our entire global organization. In the following pages, five of our leaders will share their perspective on WMS' competitive strengths and capabilities.

To further support our future growth strategies and employee development efforts, in Fiscal 2008 we launched a company-wide initiative that promoted additional training and development for every employee. Our investment in people is behind each of WMS' accomplishments and strategies. Our people are our most important resource and by investing in enhancing their skills and capabilities, we create a truly win-win experience for everyone. We also strive to create an atmosphere where excellence is recognized and our successes are celebrated and rewarded. This effort has served us well in both recruiting and retaining creative, talented people around the globe.

WMS also continues to support our local communities through our "Project Lend a Helping Hand" initiatives. Through this program, WMS works with employees and community organizations to determine local needs, and then organizes groups of dedicated employees and provides paid time off to support the efforts of social service organizations, schools and other non-profit organizations. Our actions have benefited orphanages and children's homes, child-care and homeless centers, local schools, and elderly housing in those communities where our facilities are located.

We also expanded our corporate responsibility initiatives with a new focus on "Green" sustainability programs dedicated to reduce our carbon footprint and waste, while also expanding our recycling efforts. Each of our major facilities has an employee team that is involved in finding meaningful ways to make a difference in our daily lives. Through collaborative efforts with our suppliers, we have substantially reduced our use of corrugated packaging in the last three years. This annual report is printed on recycled and FSC-Certified paper in accordance with the Forest Stewardship Council. We must continue to evolve in our processes, in our daily activities and continue to look for new ways that can make a difference in the way we work, participate in our global environment and support our local communities.

As we look forward to the launch of networked gaming, we are on the verge of substantial industry change and growth that creates significant opportunities for us to expand and further our progress to greatness. We believe that WMS is well positioned to benefit from the long-term opportunities that lie ahead with the adoption of networked gaming. As already demonstrated in the products introduced over the past two years, we have a clear strategy for the transition path to networked gaming that generates profitable growth and success—product bank-by-product bank, quarter-by-quarter. With a clearly defined vision of the benefits made possible in a server-supported, networked gaming environment, we have achieved notable growth and success in Fiscal 2008. We expect to continue to achieve further growth in Fiscal 2009, in advance of receiving regulatory approvals of our first commercialized server-based systems, by producing a consistent flow of unique and exciting products using the foundational technologies required for success in the networked gaming world.

WMS is a company that has established a consistent record for getting the job done—achieving superior revenue growth, substantial operating margin improvement and significant acceleration in cash flow generation. Our focus remains on developing imaginative products and creating intellectual property; pursuing continuous improvement and operating excellence; and working to create both an invigorating and inspiring workplace and fulfillment in the lives of our employees. With our innovative, passionate and dedicated team, we are on the path to accomplishing our most ambitious goals in the years ahead. This focus will continue to create long-term, sustainable stockholder value, and I look forward to reporting to you on our further progress and results.

Brian R. Gamache
Chairman of the Board and Chief Executive Officer



PASSION & Dedication

ORRIN J. EDIDIN
PRESIDENT

PREPARED FOR THE FUTURE

SUCCESS IN FISCAL 2008 RESULTED FROM OUR INVESTMENTS IN INTELLECTUAL PROPERTY

AND CREATING THE VISIONARY TECHNOLOGY FOUNDATION THAT WE BEGAN TO BUILD MANY YEARS AGO, AND THE PASSIONATE DEDICATION AND COLLABORATIVE EFFORTS OF THE ENTIRE WMS TEAM. FROM SKILLED ENGINEERS AND CREATIVE GAME DEVELOPMENT TEAMS, TO OUR FERVENT FOCUS ON RESEARCH, TO TALENTED PRODUCTION AND DISTRIBUTION EMPLOYEES, TO THOSE IN SALES AND SERVICE DILIGENTLY TAKING CARE OF OUR CUSTOMERS, TO THOSE WORKING BEHIND THE SCENES TO PROVIDE ADMINISTRATIVE SUPPORT—IT IS OUR PEOPLE WHO ARE THE HEROES MAKING SUCCESS HAPPEN ON A DAILY BASIS.

WE ACHIEVED SIGNIFICANT PROGRESS IN THE DISCIPLINED EXECUTION OF ALL FIVE PRIORITIES.



We've achieved this successful collaboration through commitment and alignment to a set of measurable, strategic priorities. These five key priorities are: 1) maintaining the growth in our gaming operations business, while more efficiently investing our capital deployed in that business; 2) growing our North American market share through innovative new product offerings; 3) expanding our international business; 4) improving margins; and 5) raising operating cash flow and overall capital returns.

In Fiscal 2008, we achieved significant progress in the disciplined execution of all five priorities:

1) Our gaming operations revenues grew 32% and the gross margin contribution increased $45 million, or 33%, over fiscal 2007.


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2) We increased our North American new unit ship share in Fiscal 2008, due to the favorable player and customer response to our innovative new products that marry advancements in gaming technology with our intellectual property.

3) Our international new unit shipments increased 30% in Fiscal 2008 and represented 35% of our total shipments, an outstanding achievement driven by strong growth in a wide range of markets, from Asia to Latin America to Europe.

4) Our operating margin improved to 16% for Fiscal 2008 from 14% a year ago, a significant improvement even as our research and development expenses increased by nearly $22 million, or 38%, to support innovation, the creation of intellectual property and our expanding line of differentiated products.

WE EXPECT TO FURTHER STRENGTHEN OUR COMPETITIVE ADVANTAGES AND POSITIONING FOR FUTURE GROWTH.



5) For Fiscal 2008, our net cash provided by operations increased by $67 million, or 57% above last year to a record $186 million.

By concentrating on our culture of innovation and creating intellectual properties, by emphasizing continuous improvement in the execution of our five priorities and by focusing on being a company that retains, develops and attracts innovative, passionate and dedicated people, we expect to further strengthen our competitive advantages and positioning for future growth.



DELIVERING Profitable Growth

SCOTT D. SCHWEINFURTH
EXECUTIVE VICE PRESIDENT,
CHIEF FINANCIAL OFFICER AND TREASURER

FINANCIAL STRENGTH

IN FISCAL 2008, WE ACHIEVED OUR FIFTH CONSECUTIVE YEAR OF DOUBLE-DIGIT GROWTH IN REVENUES AND NET INCOME. WE HAVE A HEALTHY BALANCE SHEET WITH $120 MILLION IN CASH AND WE HAVE SHOWN GREAT PROGRESS IN INCREASING OUR CASH FLOW FROM OPERATIONS. WITH THIS ROBUST FINANCIAL FOUNDATION, WE ARE WELL POSITIONED TO INVEST IN THE R&D AND OPERATING EFFICIENCY OPPORTUNITIES THAT WILL CONTINUE TO DRIVE OUR REVENUES AND EARNINGS GROWTH IN THE YEARS AHEAD.

Financial Highlights

Balanced Revenue Base | FY 2008 Revenues


Participation Game Revenues
31%
Royalties, VLTs & Other Revenues
4%
Parts, Game Conversion Kits & Other Sales
10%
North America
65%
International
35%
New Unit Sales
55%

in millions, except per share amounts	2008	2007	2006
Total Revenues	**$ 650**	$ 540	$ 451
Gross Profit	**$ 386**	$ 305	$ 241
Operating Income	**$ 104**	$ 74	$ 49
Net Income	**$ 67**	$ 49	$ 33
Earnings Per Share—Diluted	**$1.15**	$0.86	$0.63
Stockholders' Equity	**$ 511**	$ 434	$ 326



We also took steps in Fiscal 2008 to increase our cash flow by focusing on two areas: better working capital utilization and improving the financial return and efficiency from capital deployed in our gaming operations business. Our initiatives to contain working capital during the past year resulted in a $19 million or 24% reduction in inventory, as inventory turns increased to 3.1 turns, while our days sales outstanding decreased to 105 days even as we grew revenues by 20%. By implementing a new disciplined launch strategy for our unique participation gaming machines, we reduced investment in gaming operations equipment to $50 million in Fiscal 2008, down 34% from $76 million in the prior year, even as we grew our average installed base by 20%, or more than 1,000 units.

In aggregate, these focused efforts led to a $66 million increase in total cash and cash equivalents, even as we also invested $118 million in investing activities and actively repurchased shares in Fiscal 2008. Additionally, Stockholders' Equity grew 18% to $511 million at June 30, 2008, while our Return on Average Stockholders' Equity increased to 14%.

With the current uncertainty of a challenging economic environment, WMS' financial health provides an added competitive advantage, as we can fund accelerated R&D, continue to invest in our high-margin gaming operations business, fund intellectual property purchases and/or licenses, while also retaining substantial financial flexibility to opportunistically repurchase shares. We are extremely well positioned to continue our growth and increase stockholder value in the years ahead.

BUILDING LONG-TERM, SUSTAINABLE, PROFITABLE GROWTH.

OPERATING MARGIN | *in percent*



2008
16%
2007
14%
2006
11%

NET CASH PROVIDED BY OPERATING ACTIVITES | *in millions*



2008
$186
2007
$119
2006
$103

RETURN ON STOCKHOLDERS' EQUITY | *in percent*



2008
14%
2007
13%
2006
11%

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



$400
350
300
250
200
150
100
50
0
Dollars
June 2003
June 2004
June 2005
June 2006
June 2007
June 2008
$191.15
$157.71
$119.11
$216.48
$151.00
$126.64
$191.48
$175.69
$137.57
$277.68
$211.26
$165.89
$286.43
$144.13
$136.19
WMS Industries, Inc.
S&P 500 Index
Peer Group

PEER GROUP COMPANIES

ARISTOCRAT LEISURE LTD. | BALLY TECHNOLOGIES INC. | INT'L GAME TECHNOLOGY | PROGRESSIVE GAMING INT'L CORP. | SHUFFLE MASTER INC.



IMAGINATION & Innovation

LARRY J. PACEY
EXECUTIVE VICE PRESIDENT OF GLOBAL PRODUCTS
AND CHIEF INNOVATION OFFICER

CREATING GREAT GAMING EXPERIENCES

THAT IS THE HALLMARK OF WMS. IT IS DEEPLY EMBEDDED IN OUR "CULTURE OF INNOVATION" AND FOCUSED THROUGH THE LENS OF OUR PRODUCT USERS—OUR PLAYERS. IMPORTANTLY, IT IS INNOVATION WITH A PURPOSE. IT IS IMAGINATION AND CREATIVITY FOCUSED ON CREATING VALUE—USING NEW TECHNOLOGIES AND INTELLECTUAL PROPERTY TO ENABLE UNIQUE, DIFFERENTIATED AND EXCITING GAMING EXPERIENCES. CENTERED ON UNDERSTANDING AND EXCEEDING THE ENTERTAINMENT EXPECTATIONS OF CASINO PLAYERS, WE DIRECT OUR CREATIVITY TOWARD DEVELOPING NEW GAMING EXPERIENCES THAT PROVIDE UNRIVALLED APPEAL TO BROAD SEGMENTS OF PLAYERS LOOKING FOR GAMING ENJOYMENT.

WE HAVE BECOME THE FOREMOST "THOUGHT LEADER" IN THE DEVELOPMENT AND COMMERCIALIZATION OF INNOVATIVE, HIGHLY APPEALING PRODUCTS.


BIGGER BANG
BIG EVENT

WMS' industry leading commitment to the "voice of the player" ensures that we understand the dynamic and ever-changing entertainment needs and preferences of players, and that we have established the disciplined processes to incorporate this feedback into our development process. By understanding the needs of players and how their preferences change over time, we have become the foremost "thought leader" in the development and commercialization of innovative, highly appealing products.

The proven success of *MONOPOLY*™ *Big Event*® and *Bigger Bang*™ *Big Event* within our *Community Gaming*® platform, our *TOP GUN*™ and *THE WIZARD OF OZ*™ games in


STAR TREK
STAR TREK
STAR TREK

our Sensory Immersion Gaming series and the broad array of games on our *Transmissive Reels*™ Gaming platform clearly illustrate how technology advancements can be combined with imagination to create unique gaming experiences for casino players. WMS is extending this category-creating success in Fiscal 2009, with the introduction of yet another revolutionary platform—the debut of our *Adaptive Gaming*® platform featuring the *STAR TREK*™ series of games. Each of these categories of products are enabled by key foundational technologies that provide the benefits of networked gaming in a singular product format that can easily extend into casino floor-wide applications as our industry continues to evolve toward a fully networked, server-enabled environment.

OUR *BLUEBIRD2* GAMING PLATFORM WILL HAVE ENHANCED GRAPHICS AND AUDIO CAPABILITIES. AND BE FULLY SERVER-READY FOR THE NEXT-GENERATION TECHNOLOGY OF NETWORKED GAMING.



We are also launching our new *Bluebird2* gaming machine in Fiscal 2009, which will have enhanced graphics and audio capabilities and be fully server-ready for the next-generation technology of networked gaming. It is the result of the collaborative efforts of our engineering, manufacturing, service and development teams to create our next-generation gaming platform. *Bluebird2* raises the industry standard to a whole new level, and we expect it will be capable of meeting the needs and preferences of players and casinos for the years ahead.



CONTINUOUS Improvement

PATRICIA C. BARTEN
EXECUTIVE VICE PRESIDENT OF CONTINUOUS IMPROVEMENT

EMBRACING CHANGE

WE BEGAN OUR JOURNEY OF CONTINUOUS IMPROVEMENT WITH INITIAL FOCUS ON ENHANCING OUR PRODUCTION PROCESSES. BY ENLISTING THE ASSISTANCE OF EMPLOYEES FROM THE PRODUCTION FLOOR AND EMPOWERING CROSS-FUNCTIONAL TEAMS WITH FUNDAMENTAL PROCESS IMPROVEMENT SKILLS, WE BEGAN TO STREAMLINE AND REENGINEER OUR PROCESSES. THE RESULTS ARE GREATER FLEXIBILITY, RESPONSIVENESS, LOWER COSTS AND PROVIDING GREATER SATISFACTION TO OUR EMPLOYEES AND CUSTOMERS ALIKE. NOW WE ARE BROADENING THE DEPLOYMENT OF OUR INITIATIVES ACROSS THE COMPANY AND ACROSS OUR BUSINESS PROCESSES, AND INTRODUCING ADDITIONAL LEAN SIGMA TOOLS AND OTHER PERFORMANCE ENHANCEMENT METHODOLOGIES, SUCH AS STRATEGY DEPLOYMENT.

WE ARE EFFECTING POSITIVE CHANGE AND ESTABLISHING A STRONG FOUNDATION FOR CONTINUED AND SUSTAINABLE IMPROVEMENTS.


HAPPY DAYS

We have made meaningful progress—in our willingness to embrace change, in prioritizing our opportunities and in working together across functions. By combining the expanded use of continuous improvement tools with a greater understanding of our processes, we are effecting positive change and establishing a strong foundation for continued and sustainable improvements.

One such cross-functional team has been instrumental in bringing our new *Bluebird2* gaming platform to life. Through their efforts, this new platform will not only bring a new level of player delight to the casino floor, but to also ensure a design for effective and efficient


WiLD PARTY
WiLD PARTY

manufacturing and greater ease in servicing by our customers. From the involvement of suppliers and manufacturing, to the innovative insights of our engineers, to raising the bar on meeting the needs of players and customers, the *Bluebird2* will set a new industry standard of performance on the casino gaming floor.

Today, we have teams focusing on specific projects for short time periods; while others meet regularly to bring ongoing focus to broader opportunities that deliver results over longer periods. Each advancement builds on prior efforts and lays the groundwork for the next

OUR CONTINUOUS IMPROVEMENT IS OUR BROAD "HOW TO" BLUEPRINT TO THE FUTURE.


PRESS YOUR LUCK
BIG BUCKS!
BIG EVENT
1¢
BIG EVENT
1¢

effort. The results achieved are a clear contributor to the improvement in our operating margin to 16% in Fiscal 2008 from 8% in Fiscal 2005.

Continuous improvement is our broad "How To" blueprint to the future. It is our plan for building a stronger company with superior operating and financial performance. It is a journey that we expect will continue to deliver improvements in our margins, our financial returns and in the workplace environment for our employees. We have seen the benefits achieved with our continuous improvement efforts to date, and we expect our future efforts will help us achieve excellence in all that we do.



EXCELLENCE in Operating Execution

KEN LOCHIATTO
EXECUTIVE VICE PRESIDENT
AND CHIEF OPERATING OFFICER

CUSTOMER SATISFACTION

HAVING GREAT GAMING CONTENT ALWAYS RANKS FIRST AMONG OUR CUSTOMERS' PURCHASE PRIORITIES, AND WMS IS WELL RECOGNIZED FOR CREATING OUTSTANDING PRODUCTS THAT APPEAL TO PLAYERS. ADDITIONALLY, WE HAVE INCREASED OUR FOCUS ON BUILDING A GLOBAL TEAM THAT WILL BE EQUALLY WELL RECOGNIZED AS THE INDUSTRY STANDARD FOR CUSTOMER SERVICE AND OPERATING EXCELLENCE. WE HAVE MADE SIGNIFICANT STRIDES IN THE LAST FEW YEARS AND, DURING FISCAL 2008, WE ALIGNED ALL OF OUR CUSTOMER TOUCH POINTS TO HELP US REALIZE THESE GOALS.

OUR COMMITMENT IS TO REDEFINE AND RAISE OUR CUSTOMERS' EXPECTATIONS.



By fully aligning and focusing our entire supply chain—from suppliers to production to distribution to service—we are raising the bar on customer service, while continuing to drive substantial improvement in operational effectiveness. Our commitment is to redefine and raise our customers' expectations—from ease of ordering to ongoing customer service, providing a customer experience that will rank among the best in any industry.

Our initiatives are not only helping us improve our level of service, they are also driving increased productivity, quality, improved margins and significantly lower levels of inventory.


MAKE
MY
DAY!
CLINT
EASTWOOD

This was clearly exhibited in our fiscal 2008 operating performance as revenues grew by 20% while inventories declined by 24%, even as we prepared for the introduction of our new, innovative *Bluebird2* cabinet.

As we improve our operating execution, we also improve our flexibility and ability to address our customers' needs and expectations. We know that great products and great customer service will provide us with a competitive advantage that will help sustain our growth and enhance stockholder value.

Directors and Officers

BOARD OF DIRECTORS

Louis J. Nicastro,
Founding Director

Brian R. Gamache
Chairman of the Board and Chief Executive Officer, WMS Industries Inc.

Edward W. Rabin, Jr.
Lead Director and Retired President, Hyatt Hotels Corporation

Harold H. Bach, Jr.
Private Investor

Robert J. Bahash
Executive Vice President and Chief Financial Officer, The McGraw-Hill Companies

Patricia M. Nazemetz
Chief Human Resources and Ethics Officer, Xerox Corporation

Neil D. Nicastro
Retired President, Chief Executive Officer and Chairman of the Board, Midway Games Inc.

Ira S. Sheinfeld
Partner, Hogan & Hartson, LLP (Attorneys-at-Law)

Bobby L. Siller
Former Member, Nevada State Gaming Control Board

William J. Vareschi, Jr.
Retired Chief Executive Officer and Vice Chairman of the Board, Central Parking Corporation

BOARD COMMITTEES

Audit and Ethics Committee

Harold H. Bach, Jr.
Chairman

Robert J. Bahash

Edward W. Rabin, Jr.

William J. Vareschi, Jr.

Compensation Committee

Edward W. Rabin, Jr.
Chairman

Robert J. Bahash

Patricia M. Nazemetz

Nominating and Corporate Governance Committee

William J. Vareschi, Jr.
Chairman

Patricia M. Nazemetz

Bobby L. Siller

Gaming Compliance Committee

Steve DuCharme
Chairman, (non-board member)

Neil D. Nicastro

Bobby L. Siller

OFFICERS

Brian R. Gamache
Chairman of the Board and Chief Executive Officer

Orrin J. Edidin
President

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

Larry Pacey
Executive Vice President, Global Products and Chief Innovation Officer

Kenneth Lochiatto
Executive Vice President and Chief Operating Officer

Patricia C. Barten
Executive Vice President, Continuous Improvement

Kathleen J. McJohn
Vice President, General Counsel and Secretary

John P. McNicholas, Jr.
Vice President, Controller and Chief Accounting Officer

5-YEAR FINANCIAL DATA

Fiscal Year Ended June 30,	2008	2007	2006	2005	2004
(in millions of U.S. dollars and millions of shares, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Product sales revenues	$ 421.2	$ 366.3	$302.5	$278.6	$145.9
Gaming operations revenues	228.9	173.5	148.7	109.8	84.3
Total revenues	650.1	539.8	451.2	388.4	230.2
Operating income (loss)	104.4	74.2	49.0	30.7	(1.8)
(Provision) benefit for income taxes	(38.1)	(22.8)	(15.9)	(9.1)	2.1
Net income (loss)(1)(2)(3)(4)	$ 67.5	$ 48.9	$ 33.3	$ 21.2	$ (0.9)
COMMON SHARE SUMMARY:					
Net income (loss) per share—basic	$ 1.34	$ 1.01	$ 0.71	$ 0.46	$ (0.02)
Net income (loss) per share—diluted	$ 1.15	$ 0.86	$ 0.63	$ 0.41	$ (0.02)
Weighted-average common shares outstanding—basic	50.2	48.4	47.1	46.1	44.6
Weighted-average common shares and common stock equivalents outstanding—diluted	60.6	59.6	56.9	56.6	44.6
CASH FLOW DATA:					
Net cash provided by (used in):					
Operating activities	$ 186.2	$ 118.9	$103.1	$ 6.1	$ (18.0)
Investing activities	(117.8)	(158.8)	(94.1)	(45.8)	(43.6)
Financing activities	(5.2)	35.6	(4.6)	15.4	22.0
BALANCE SHEET DATA:					
Cash and cash equivalents, restricted cash and short-term investments	$ 119.6	$ 53.2	$ 52.7	$ 44.8	$116.2
Working capital	296.7	255.5	234.2	241.8	237.5
Total assets	772.7	655.7	526.4	478.4	395.0
Long-term debt	115.0	115.0	115.0	115.0	115.0
Stockholders' equity	510.8	433.6	325.6	285.2	239.5

All share and per share amounts have been retroactively adjusted to reflect the effect of our May 2007 stock split.

(1) Net income in fiscal 2008 includes $9.4 million of after-tax share-based payment expense, compared to $7.7 million, $7.6 million, $2.4 million and $0.5 million in fiscal 2007, 2006, 2005 and 2004, respectively. The increase in share-based payment expense in fiscal 2008, 2007 and 2006 is due to the Company's adoption of Statement of Financial Accounting Standards ("SFAS") No. 123R, effective July 1, 2005. See also Note 2, "Principle Accounting Policies" to our Consolidated Financial Statements.

(2) Net income in fiscal 2008 includes a $2.3 million after-tax write-down to net realizable value of a technology license.

(3) Net income in fiscal 2007 includes a $1.0 million after-tax charge for expenses associated with management separation costs during the period and a $0.7 million tax benefit related to the period January 1, 2006 through June 30, 2006, due to the retroactive reinstatement of the research and development tax credit legislation in December 2006.

(4) Net income in fiscal 2005 includes: an after-tax charge of $0.7 million for employee separation costs; an after-tax gain of $0.4 million in other income from the license of certain intellectual property of a discontinued business; pre- and after-tax income of $1.5 million related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved; and a non-cash after-tax charge of $2.9 million relating to net inventory charges to reduce legacy inventory to net realizable value.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this Report, the terms "we," "us," "our," and "WMS" mean WMS Industries Inc., a Delaware corporation, and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on June 30. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

OVERVIEW

Our mission is to create the most entertaining products in the world and service our customers with uncompromising passion for quality. We design, manufacture and distribute gaming machines and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. Our products consist primarily of video gaming machines, mechanical reel gaming machines and VLTs. Our gaming machines are installed in all of the major regulated gaming jurisdictions in the United States, as well as in over 100 international gaming jurisdictions. We generate revenue in two principal ways: from product sales and from gaming operations.

Product Sales

Product sales revenue includes the sale of new and used gaming machines and VLTs, parts, conversion kits (including theme and/or operating system conversions), amusement-with-prize ("AWP") gaming machines, gaming-related systems for smaller international casino operators and equipment manufactured under original equipment manufacturing ("OEM") agreements to casinos and other licensed gaming machine operators. We derive product sales revenue from the sale of the following:

» Multi-line, multi-coin video gaming machines, in our *Bluebird*® and Orion Gaming's *Twinstar*™-branded cabinets;

» Mechanical reel-spinning gaming machines in our *Bluebird*-branded cabinets;

» Video poker machines in our *Bluebird*-branded cabinets, which are primarily offered as a casino-owned daily fee game, where the casino purchases the base gaming machine and then leases the top box and game for a lower lease price point;

» Replacement parts and conversion kits for our legacy, *Bluebird*, *Twinstar* and AWP gaming machines, and *CPU-NXT*® upgrade kits;

» Used gaming machines that are acquired on a trade-in basis or that were previously placed on a participation basis;

» AWP gaming machines in certain international markets;

» Gaming-related systems, including linked progressive systems and slot accounting systems applicable to smaller international casinos; and

» Gaming stations in legacy, *Bluebird* and *Twinstar* cabinets in limited cases under OEM agreements to certain third parties.

Gaming Operations

We earn gaming operations revenues from leasing participation games, gaming machines, and VLTs, and earn royalties that we receive from third parties under license agreements to use our game content and intellectual property. Our gaming operations include the following product lines:

» Participation games, which are gaming machines owned by us that we lease based upon any of the following payment methods: (1) a percentage of the net win, which is the casino's earnings generated by casino patrons playing the gaming machine; (2) fixed daily fees; or (3) in the case of wide-area progressive gaming machines, a percentage of the amount wagered or a combination of a fixed daily fee plus a percentage of the amount wagered. We have the ability to place these gaming machines on a participation basis because of the superior performance of the game and/or the popularity of the brand, which generates higher wagering and net win to the casinos or gaming machine operators than the gaming machines we sell outright. Participation games include the following categories:

- Wide-area progressive participation games ("WAP");
- Local-area progressive participation games ("LAP");
- Stand-alone participation games;

» Casino-owned daily fee games, where the casino or gaming machine operator purchases the base gaming machine and pays a lower daily lease fee for the top box and game;

» Leased gaming machines;

» Video lottery terminals; and

» Licensing revenues related to our game content and intellectual properties.

OUR FOCUS

With the marketplace dynamics of lower replacement demand in fiscal 2008 and 2007, coupled with a slowing economy especially in North America in fiscal 2008, we remained focused on five key strategic priorities: (1) continue to grow our gaming operations business with its recurring revenue stream and higher gross profit margins; (2) extend our North American market share gains through innovative new product offerings; (3) expand globally to further diversify our revenue mix and reduce our dependence on North American revenues; (4) increase margins through operating process improvements; and (5) continue to generate and grow sustainable, recurring cash flows.

1. *Priority:* Continue to pursue the managed expansion of our high-margin gaming operations business, while working to achieve a higher return on invested capital in this business.

   Fiscal 2008 Result: During the year ended June 30, 2008, our average installed base of participation gaming machines increased 20% over the prior year and, at June 30, 2008, our total installed participation footprint stood at 9,321 units compared to 8,276 units at June 30, 2007. Growth in the installed base was primarily led by our stand-alone units due to the success of our *Big Event® Community Gaming®* series and our WAP products, which at June 30, 2008 comprised 20% of the footprint compared to 18% at June 30, 2007. A shift in strategy to focus on return on investment of our gaming operations assets in late fiscal 2007 resulted in improved revenue per day in fiscal 2008. This strategy included limiting the number of gaming machines for specific new games at each casino and redeploying gaming machines from casinos generating a lower revenue per day to casinos generating a higher revenue per day. By limiting the initial placement of participation products, we reduced the capital invested in gaming operations in fiscal 2008 by $25.5 million or 34% from fiscal 2007. A 10% improvement to $63.34 in the average daily revenue, coupled with the 20% improvement in the average installed base, produced a 32% year-over-year increase in revenue from our gaming operations business.

2. *Priority:* Gain North American product sales market share.

   Fiscal 2008 Result: The North American replacement cycle has lengthened and the economy has slowed, thus overall industry demand has been reduced. In spite of this, our new unit shipments in North America were essentially flat in fiscal 2008 due to our continued ability to gain market share with high earning products in a competitive marketplace. In fiscal 2008, amended compacts were approved in California that provide five Native American casinos with expanding gaming capability, and we believe we achieved approximately 25% market share for the first gaming machines purchased by these casinos. In addition, our expanded product bandwidth coupled with our strength in available content contributed directly to the stronger demand for our game conversions. We are dependent, in part, on innovative new products, casinos expansions and new market opportunities to generate growth. We have continued to increase our spending on research and development activities to be able to offer creative and high earning products to our customers and for fiscal 2008, such expenses are up $21.8 million or 38% over fiscal 2007. Expansion and new market opportunities may come from political action as governments look to gaming to provide tax revenues in support of public programs and view gaming as a key driver for tourism.

3. *Priority:* Continue to expand our international revenue base.

   Fiscal 2008 Result: During fiscal 2008, international shipments increased 30%, driven by strong demand across the range of international markets, from Asia to Latin America to Europe. Shipments to international markets represented 35% of our total new unit shipments in fiscal 2008, compared with 30% in fiscal 2007. We are accomplishing this international success through the simultaneous introduction of new products in both the domestic and international markets, and thereby capitalizing globally on the popularity and success of our newest introductions. The addition of Orion Financement Company ("Orion

Gaming") and Systems in Progress ("SiP") also contributed to our expanding worldwide presence through complementary technology and game development capabilities. In the June 2008 quarter, Orion Gaming launched its new *Twinstar2* gaming machine and its new *N-Able*™ operating system which we expect will drive greater demand for Orion Gaming products in the future. Also we continue to achieve benefits from the opening of new international offices and the addition of new geographically dispersed sales account executives. We believe we will continue to increase our global market share in fiscal 2009.

4. *Priority:* Focus on improving our margins.

   Fiscal 2008 Result: Our operating margin improved 240 basis points to 16.1% in fiscal 2008 from 13.7% a year ago even as research and development expenses increased year-over-year by $21.8 million, or 38%. In fiscal 2008 our overall gross profit margin improved by 290 basis points to 59.4% led by a 260 basis point increase to 48.4% in our product sales margin. We are still only in the early stages of implementing our lean sigma and strategic sourcing initiatives, but we are realizing positive results, and we believe these initiatives will continue to drive margin improvement in future years. We expect to benefit from an expanded volume of business which should result in greater volume discounts from our suppliers and enable us to spread our overhead costs over a larger number of units thereby reducing cost per unit. In addition, through disciplined cost management, we continue to expect to realize operating leverage from higher revenues as our total operating costs are not expected to grow at the same percentage as revenues. Our research and development spending includes the ongoing investment we are making to create intellectual property and advanced technologies that will power our innovative products in the future and support our existing product lines.

5. *Priority:* To drive higher cash flow.

   Fiscal 2008 Result: For fiscal 2008 net cash provided by operations increased by $67.3 million to $186.2 million, or 57% higher than in fiscal 2007. A cross functional focus on improving utilization of working capital resulted in improving our inventory turns to 3.1x and reducing our days sales outstanding to 105 days. As a result, our changes in assets and liabilities in our Consolidated Statements of Cash Flows have improved to an inflow of $0.1 million in fiscal 2008 compared to a use of $29.8 million in fiscal 2007, despite a 20% increase in revenues. In addition, significant improvement is being made in our ability to more effectively manage the capital deployed in our gaming operations business. During fiscal 2008, the installed footprint of participation gaming machines increased 1,045 units or 13%, while our investment in gaming operations equipment totaled $50.4 million, compared to the $75.9 million invested in fiscal 2007 when our installed base increased 1,191 units or 17%. Our investment in gaming operations equipment reflects the continued strong positive response to our three new participation platforms: *Community Gaming*, Sensory Immersion and *Transmissive Reels*™. As a result of our improving cash flow, our total cash, cash equivalents and restricted cash as of June 30, 2008, rose 125% to $119.6 million from $53.2 million as of June 30, 2007.

The priorities for the utilization of our improving cash flow are to continue to enhance stockholder value by emphasizing internal and external investments to create and license advanced technologies and intellectual property, continuing to seek acquisitions that can extend our international presence, increase our intellectual property portfolio, and expand our earnings potential and, when appropriate, repurchase shares in the open market or in privately negotiated transactions. In fiscal 2008, our research and development spending increased $21.8 million over fiscal 2007. We spent $19.5 million in investments and advances in royalties, licensed technologies, patents and trademarks, and we funded approximately $35.0 million of common share repurchases.

Server-Based Gaming

We believe that server-based gaming ("SBG") will be the next significant technology development in the gaming machine industry. SBG refers to a networked gaming system that links groups of server-enabled gaming machines to a remote server in the casino data center. Once the gaming machines are on the server-based network, new applications, game functionality, and system-wide features can be enabled. SBG networks will require regulatory approval in gaming jurisdictions prior to any implementation and will represent a significant addition to our existing portfolio of product offerings. We have been introducing the foundational technologies and hardware for SBG to the market for the past two years and we will continue to implement this strategy in fiscal 2009 leading up to the launch of our *WAGE-NET®* SBG system in fiscal 2010.

Our vision for SBG expands on the basic functionality of downloadable games, remote configuration of betting denominations and central determination of game outcomes and emphasizes enhanced game play and excitement for the player. In a networked environment, we believe game play will no longer be limited to an individual gaming machine; rather, we believe SBG will permit game play to be communal among many players. We also expect that with networked gaming machines that we will be able to offer system wide features and game functionality along with applications that add value to casino operators' operations. We will continue SBG development, working with our competitors and customers to ensure the future is powered by an open, networked environment that uses industry standard communication protocols which will enable products from multiple suppliers to efficiently work together with limited investment in additional programming or interfaces.

Our path to the server-enabled marketplace takes elements of our technology road map and converts them into commercializable products in advance of the launch of the full functionality of SBG systems. Fiscal 2007 was highlighted by the successful launch of *Community Gaming*, made possible by using a server outside the gaming machine to drive the bonusing activity for an entire bank of games, thereby creating a true communal gaming experience. In fiscal 2007, we also commercialized the next step forward in computing power and capability with our *CPU-NXT2* operating system and platform that will be the basis for our server-enabled *Bluebird2* gaming machines. *CPU-NXT2* drives our *Transmissive Reels* platform and real-time, 3D graphics and surround sound capabilities for our Sensory Immersion platform. Further, we combined an interactive see-through LCD with the traditional appeal of authentic mechanical spinning reels to make *Transmissive Reels* a potential fixture for mechanical reel gaming machines on the server-based slot floor. We launched *Adaptive Gaming®*, another key component to our server-based technology in July 2008. The commercial launch of the *Bluebird2* cabinet, which is server ready, is expected to begin in the December 2008 quarter. At the *G2E®* trade show in November 2007 and the ICE trade show in January 2008, we also demonstrated the interoperability of our *WAGE-NET* system, *Bluebird2* cabinets and *CPU-NXT2* operating system with other manufacturers' products and systems using the open access of the industry standard communication protocols developed by the Gaming Standards Association: *G2S®* and *S2S®*.

In February 2008, we entered into a ten-year non-exclusive, royalty-bearing patent cross-license agreement with IGT. This agreement provides for a cross license of intellectual property evidenced by certain patents owned by each of us relating to computing and SBG infrastructures. Also in February 2008 we received GLI approval on the first-point release of our *WAGE-NET* server-based system, incorporating GSA communication standards and basic server-based functionality, which was placed for field trial at a popular tribal casino. In July 2008 we received similar approval from the Nevada gaming regulators and began a field trial at a popular Las Vegas strip casino. While basic in functionality, this system represents the first step in the process to receive regulatory approval of the first commercial version of *WAGE-NET*. We are pleased with the feedback and field test results thus far; and we continue to expect final approval of the first commercial version of the *WAGE-NET* system in fiscal 2010.

OTHER KEY FISCAL 2008 ACTIVITIES

Acquisition of Systems in Progress

On July 19, 2007, we completed the acquisition of 100% of the outstanding stock of privately held SiP, an Austrian-based company focused on developing and selling gaming related systems, including linked progressive systems and slot accounting systems applicable for smaller international casino operators. The total consideration for SiP, including acquisition costs, was $4.9 million. SiP's former majority shareholder is a customer of ours and $4.5 million of the total consideration resulted from extinguishing trade accounts receivable owed by that customer to us for the customer's entire equity ownership in SiP. Two minority shareholders were paid equal value in cash and shares of our common stock that in total aggregated approximately $0.2 million. The final purchase price allocation resulted in $3.1 million of identifiable intangible assets and $1.8 million of goodwill. The transaction was immaterial to our fiscal 2008 Consolidated Financial Statements and, therefore, pro forma financial information is not provided.

See Note 4, "Business Acquisitions" to our Consolidated Financial Statements.

Common Stock Repurchase Program

On August 4, 2008, our Board of Directors authorized the repurchase of an additional $100 million of our common stock over the following twenty-four months. This authorization increases the existing program, previously authorized on August 6, 2007, from $50 million to $150 million. As of August 26, 2008, we have a total open authorization of approximately $107 million. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions. During the fiscal year ended June 30, 2008, we purchased 1,208,971 shares for approximately $40 million at an average cost of $33.08 per share. As of June 30, 2008, prior to the recent authorization increase, we had approximately $10 million available under the then existing program.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are more fully described in Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in our Consolidated Financial Statements and accompanying Notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments. We have discussed the development, selection and disclosure of our critical accounting policies and estimates with the Audit Committee of our Board of Directors.

Revenue Recognition

Our revenue recognition principle for both product sales and gaming operations is to record revenue when all the following criteria are met:

» Persuasive evidence of an agreement exists;

» The price to the customer is fixed or determinable;

» The product is delivered; and

» Collectibility is reasonably assured.

The application of revenue recognition policies is critical due to the nature of the product sales contracts we execute. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon its respective fair value against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. Fair value is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the separate elements when the products have value on a stand-alone basis and fair value of the separate elements exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as we also sell those elements unaccompanied by other elements. In accordance with Emerging Issues Task Force Issue 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, we allocate revenue to each unit of accounting based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually.

For LAP and stand-alone participation gaming machines, revenues are calculated based on gaming machine performance data provided to us by our customers (such as a percentage of the amount of a gaming machine's win per day or fixed fee based on the actual number of days the gaming machine was on the casino floor). Due to the timing of the receipt of such performance data, we are required to make estimates of our LAP and stand-alone participation revenue based on an analysis of the historical data reported to us and taking into account anticipated or known events that may affect the historical trend, such as contract cancellations or additional gaming machine placements at a particular customer's facility. We compare our estimates to the actual data, once received, and adjust our revenue estimates accordingly.

We currently do not apply the provisions of Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"), to sales of our products. The sales of our gaming machines includes games and an operating system, which are an integral part of a gaming machine, but are "incidental" under the guidance of SOP 97-2 and, as such, we apply the revenue recognition principles discussed in Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements. We do apply SOP 97-2 to gaming-related systems revenues generated by SiP. We will continually monitor the application of SOP 97-2 to our business as we receive final regulatory approval of our SBG system.

The application of this policy affects the level of our product sales and gaming operations revenue, cost of product sold, cost of gaming operations, accounts receivable, deferred revenue and accrued expenses. In fiscal 2008, 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Income Tax Accounting

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

Determining the consolidated provision for income tax expense, income tax liabilities and deferred tax assets and liabilities involves judgment. We calculate and provide for income taxes in each of the tax jurisdictions in which we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual income before taxes can affect the overall effective tax rate.

We apply an estimated annual effective tax rate to our quarterly operating results to calculate the provision for income tax expense. In the event there is a significant, unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs. We modify our annual effective tax rate if facts and circumstances change between quarters. Our effective tax rates for fiscal 2008, 2007 and 2006 were 36%, 32% and 32%, respectively.

No taxes have been provided on certain undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including material changes in estimates of cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective tax rate.

As a matter of course, we are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in our owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the tax benefit. We evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determinations of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in our Consolidated Balance Sheets and historical income tax provisions in our Consolidated Statements of Income. The outcome of these final determinations could have a material effect on our income tax provision, net income, or cash flows in the period in which that determination is made. We believe our tax positions comply with applicable tax law and that we have adequately provided for any known tax contingencies.

Prior to fiscal 2008, we recognized income tax accruals with respect to uncertain tax positions based upon Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*. In fiscal 2008, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes* and we recorded a $1.8 million increase in our liability for unrecognized tax benefits that are accounted for as a reduction in our retained earnings as of July 1, 2007. Under FIN 48, the benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements.

The application of this policy affects the level of our tax expense, current income tax receivables and liabilities, and current and non-current deferred tax assets and liabilities. Other than the $1.8 million impact from the adoption of FIN 48 effective July 1, 2007, in fiscal 2008, 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Share-Based Compensation Expense

We account for share-based compensation in accordance with the provisions of SFAS No. 123R. Pre-tax share-based compensation expense was $15.2 million, $12.4 million and $12.2 million for fiscal 2008, 2007 and 2006, respectively. In fiscal 2008, we recorded a provision for equity-base performance units outstanding of $2.7 million that relate to the thirty-six month periods ended June 30, 2009 and 2010, based on the current assessment of achievement of the performance goals. Additional charges will be recorded in future periods depending on the assessment of achievement of the performance goals. Prior to fiscal 2008, we concluded that the achievement of the performance goals was not probable and therefore a provision related to the awards was not required. As of June 30, 2008, we had $8.6 million of total stock option compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 2.6 years. Also, as of June 30, 2008, we had $6.8 million of total restricted share compensation expense related to nonvested awards not yet recognized, which is expected to be recognized over a weighted-average period of 2.6 years.

Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of share-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially impacted. See Note 2, "Principal Accounting Policies" to our Consolidated Financial Statements.

The application of this policy affects the level of our cost of product sales, cost of gaming operations, research and development expenses, selling and administrative expenses, additional paid-in capital and income tax expense. During fiscal 2008, 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Allowances for Slow-Moving and Obsolete Inventories

We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our Consolidated Financial Statements. Demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine. The value is based upon an estimate of the condition of the gaming machine, as well as our experience in selling used gaming machines and could change due to changes in demand in general for used gaming machines. We either sell these trade-ins as-is or renovate the gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. Therefore, we review our used gaming machine inventory for impairment on a routine basis. Actual demand for new and used gaming machines may differ from anticipated demand, and such differences may have a material effect on our Consolidated Financial Statements.

We sold over 4,500 and over 6,600 used gaming machines in fiscal 2008 and 2007, respectively. At June 30, 2008 and 2007, our inventories included 748 and 951 legacy gaming machines, respectively, and $1.4 million and $8.5 million of total legacy inventory, respectively.

The application of this policy affects the amount of our inventory and cost of product sales. In fiscal 2008, 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Participation Gaming Machine Depreciation

We depreciate the *Bluebird* participation gaming machines over a three-year useful life to residual value, while we depreciate the top boxes over a one-year useful life. A material adverse impact could occur if the actual useful life of the participation gaming machines or top boxes is less than what was used in estimating depreciation expense, or if actual residual value is less than the anticipated residual value.

The application of this policy affects the level of our gaming operations equipment, accumulated depreciation on gaming operations equipment, depreciation expense, income tax expense and deferred tax assets and liabilities. In fiscal 2008, 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

Intellectual Property and Licensed Technology Valuations

We license intellectual property and technologies from third parties that we use in our games and gaming machines. At June 30, 2008 and 2007, we had $67.1 million and $66.7 million capitalized on our Consolidated Balance Sheets for such costs, along with commitments not on our Consolidated Balance Sheets for an additional $21.0 million and $27.3 million, respectively, including contingent payments. As part of our contracts with the licensors, we typically provide a minimum guaranteed commitment and prepay royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the royalty and license fee advances as intangible assets.

When products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances are included in cost of product sales if related to a product sale or cost of gaming operations if related to placement or lease of gaming operations equipment. We regularly evaluate the estimated future benefit of royalty and license fee advances, as well as minimum commitments not yet paid, to determine amounts unlikely to be realized from forecasted sales or placements of our gaming machines. If actual or revised forecasts fall below the initial estimate, then we may need to revise the remaining useful life and/or record an impairment charge or write down to net realizable value as we did in the June 2008 quarter when we recorded a $3.7 million pre-tax write-down to net realizable value for a licensed technology.

See Note 7, "Intangible Assets" and Note 13, "Commitments, Contingencies, and Indemnifications," to our Consolidated Financial Statements for further information.

The application of this policy affects the level of our current assets, non-current assets, current liabilities, cost of product sales, cost of gaming operations, research and development expense and selling and general expense. Other than the fiscal year 2008 pre-tax write down of $3.7 million to net realizable value for a licensed technology, in fiscal 2008, 2007 and 2006, we had no material changes in the critical accounting estimates arising from the application of this policy and we do not anticipate material changes in the near term.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Positions ("FSP") *157-2 Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For the instruments subject to the effective date delay under FSP 157-2, the effective date to adopt the fair value provisions for us will be July 1, 2009. We will continue to evaluate the impact of the provisions of SFAS 157 on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS 115*, ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities using different measurement techniques. The fair value measurement provisions are elective and can be applied to individual financial instruments. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity's financial statements. We are required to adopt this statement beginning July 1, 2008 and we currently expect no material impact from the provisions of SFAS 159 on our Consolidated Financial Statements.

RESULTS OF OPERATIONS

Gulf Coast Hurricanes

During the September 2005 quarter, two hurricanes devastated the Gulf Coast of Louisiana and Mississippi, which affected the Company's facilities and its customers' facilities. We reopened our Gulfport facility in November 2005, but incurred, and continue to incur hurricane-related revenue loss. Historically, our participation revenue per day in the Mississippi and Louisiana markets is over 40% higher than the Company's overall average.

We carry both property and business interruption insurance. We expect damage to our leased facility in Gulfport to be covered by our property insurance, after the deductible. In fiscal 2005, we received the first property insurance payment from the insurance company. We have assessed the usability of the inventory and participation gaming machines damaged in our Gulfport facility and added damaged items to our property claim.

The property insurance carries a deductible that was expensed in fiscal 2005. There is no deductible for the business interruption insurance and this coverage began 48 hours after elected officials ordered the evacuation of the areas. During fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for losses arising from Hurricane Katrina, which we recorded in interest and other income, net in our Consolidated Statements of Income. We began litigation against the insurance company in the Mississippi courts in the September 2006 quarter. We continue to pursue our insurance claims, but cannot presently estimate the amount or timing of any additional payment, or the results of any litigation. We have not recorded and will not record any amount for unreimbursed business interruption claims until an agreement is reached with our insurer as to the amount of the recovery.

Seasonality

Sales of our gaming machines to casinos are generally strongest in the spring and slowest in the summer months, while gaming operations revenues are generally strongest in the spring and summer. In addition, quarterly revenues and net income may increase when we receive a larger number of approvals for new games from regulators than in other quarters, when a game that achieves significant player appeal is introduced or if gaming is permitted in a significant new jurisdiction.

Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

Revenues, Gross Margins and Key Performance Indicators are as follows (in millions, except unit data):

	Year Ended June 30, 2008	Year Ended June 30, 2007	Increase (Decrease)	Percent Increase (Decrease)
Product Sales Revenues				
New unit sales revenues	$ 358.0	$ 317.0	$ 41.0	12.9%
Other product sales revenues	63.2	49.3	13.9	28.2
Total product sales revenues	$ 421.2	$ 366.3	$ 54.9	15.0
New units sold	27,931	25,613	2,318	9.1
Average sales price per new unit	$12,817	$12,378	$ 439	3.5
Gross profit on product sales revenues(1)	$ 203.9	$ 167.7	$ 36.2	21.6
Gross margin on product sales revenues(1)	48.4%	45.8%	260 bp	5.7
Gaming Operations Revenues				
Participation revenues	$ 203.4	$ 153.6	$ 49.8	32.4
Other gaming operations revenues	25.5	19.9	5.6	28.1
Total gaming operations revenues	$ 228.9	$ 173.5	$ 55.4	31.9
WAP games at period end	1,820	1,507	313	20.8
LAP games at period end	2,134	2,333	(199)	(8.5)
Stand-alone games at period end	5,367	4,436	931	21.0
Total installed participation base at period end	9,321	8,276	1,045	12.6
Average participation installed base	8,771	7,299	1,472	20.2
Average revenue per day per participation machine	$ 63.34	$ 57.66	$ 5.68	9.9
Installed casino-owned daily fee games at period end	819	760	59	7.8
Average casino-owned daily fee games installed base	776	728	48	6.6
Gross profit on gaming operations revenues(1)	$ 182.3	$ 137.3	$ 45.0	32.8
Gross margin on gaming operations revenues(1)	79.6%	79.1%	50 bp	0.6
Total Revenues	$ 650.1	$ 539.8	$110.3	20.4
Total Gross Profit(1)	$ 386.2	$ 305.0	$ 81.2	26.6
Total Gross Margin(1)	59.4%	56.5%	290 bp	5.1

bp basis point

(1) As used herein, gross profit and gross margin exclude depreciation and distribution expense.

Revenues and Gross Profit

Total revenues for fiscal 2008 increased 20.4%, or $110.3 million, over fiscal 2007, reflecting:

» A $41.0 million, or 12.9%, increase in new unit sales revenue as a result of:

» A 2,318 unit, or 9.1%, increase in new units sold.

- International new units sold increased 30.2% over the prior year, reflecting growth in China with our Mandarin-based games and continued growth throughout Europe, South Africa and South America.
- North American new units sold in fiscal 2008 were essentially flat to fiscal 2007 due to the continued sluggish North American replacement market and the slowing of the economy offsetting a higher number of new casino openings and expansions in fiscal 2008.
- The North American new unit sales in fiscal 2008 benefitted from shipments of new units to five California casinos as a result of amended compacts while fiscal 2007 benefited from initial and ongoing shipments of new units to properties located in the newly opened Pennsylvania and Broward County, Florida jurisdictions, as well as a strong contribution from Oklahoma which was a new market for us at the time.
- Sales of mechanical reel products totaled 8,344 units, or approximately 29.9% of total new units sold compared to 25.4% of units sold in the prior fiscal year.

» A 3.5% increase in the average selling price of new gaming units, principally reflecting the benefit of higher list prices.

» A $13.9 million, or 28.2%, increase in other product sales revenues, reflecting strong sales of conversion kits and used gaming machines.

» We earned revenue on more than 9,000 conversion kits in fiscal 2008, compared to over 7,200 conversion kits in the fiscal 2007 period, due to the positive response to our new video and mechanical reel games.

» We sold approximately 4,500 used gaming machines at higher prices in fiscal 2008, compared to nearly 6,600 used gaming machines in fiscal 2007.

» A $49.8 million, or 32.4%, growth in participation revenues due primarily to:

» A 20.2% increase in the average installed base of participation gaming machines, driven by the growth in our WAP and stand-alone installed bases. The WAP units in the installed base as of June 30, 2008 was 313 units higher than at June 30, 2007, reflecting continued strong performance of our Sensory Immersion and *Transmissive Reels* platforms in fiscal 2008. Our controlled roll-out strategy has led to the desired result of a higher level of incremental footprint for the WAP units. The WAP installed base accounted for 20% and 18% of the installed base at June 30, 2008 and 2007, respectively.

» Overall average revenues per day increased by $5.68, or 9.9%, principally reflecting favorable player response to the new games for our three innovative participation platforms.

» A $5.6 million, or 28.1%, increase in other gaming operations revenues as we experienced a net increase in royalty revenue from third party licensees.

Total gross profit, as used herein excluding distribution and depreciation expense, increased 26.6%, or $81.2 million, to $386.2 million for the fiscal 2008 period from $305.0 million for the fiscal 2007 period. Our gross margins may not be comparable to those of other entities as we include the costs of distribution in selling and administrative expenses. This improvement reflects:

» Gross margin on product sales revenues of 48.4% for the fiscal 2008 period, compared to 45.8% for the fiscal 2007 period. Gross margin for the fiscal 2008 period reflects continued success with the ongoing implementation of our lean sigma process improvement and strategic sourcing initiatives, the benefits from a higher volume of business, greater sales of higher-margin conversion kits, and a higher average selling price for new gaming machines, partially offset by a lower mix of premium-priced products than a year ago.

» Gross margin on gaming operations revenues of 79.6% in the fiscal 2008 period was up slightly from fiscal 2007, reflecting the positive influence of the high performing *Community Gaming*, Sensory Immersion and *Transmissive Reels* games and favorable overall WAP jackpot experience offset by the greater number of WAP gaming machines in the installed base.

We expect to generate solid revenue growth in fiscal 2009 and fiscal 2010 as we continue to increase our market share globally, increase our average selling price with the introduction of our *Bluebird2* platform in the December 2008 quarter and continue to grow our participation installed base through the introduction of new participation games and platforms. Royalty revenues may decline in fiscal 2009 as our licensing arrangement with Stargames Corporation Pty. Ltd. ended January 31, 2008 commencing an agreed upon sell-off period. We expect continued improvements in our product sales gross margin, resulting from the ongoing implementation of process improvements throughout the entire organization with the utilization of lean sigma tools, results from our strategic sourcing initiatives and the benefits from higher unit volumes and ongoing leveling of the production schedule throughout each quarter.

Operating Expenses

Operating expenses were as follows (in millions of dollars):

	Year Ended June 30,					
	2008		2007		Increase	
	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 79.9	12.3%	$ 58.1	10.8%	$21.8	37.5%
Selling and administrative	130.0	20.0	109.8	20.3	20.2	18.4
Depreciation	71.9	11.1	62.9	11.7	9.0	14.3
Total operating expenses	$281.8	43.4%	$230.8	42.8%	$51.0	22.1%

Research and development expenses increased $21.8 million to $79.9 million in fiscal 2008, compared to $58.1 million in the prior year. The year-over-year increase reflects:

» our expanded product development initiatives for the continued creation of intellectual property and the ongoing expansion of our product portfolio;

» higher payroll-related costs resulting from headcount increases and performance based incentives associated with improved operating performance;

» higher costs to accelerate new systems and enterprise-wide system applications for our suite of innovative, high-value products in preparation for the advent of SBG;

» a $3.7 million pre-tax write down to net realizable value related to a licensed technology; and

» the inclusion of research and development expenses for SiP since the mid-July 2007 acquisition.

During fiscal 2008, we introduced 55 new WMS-branded games for sale and 25 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2007 of 49 new games for sale and 28 new participation and casino-owned daily fee games.

Selling and administrative expenses increased $20.2 million to $130.0 million in fiscal 2008 compared to $109.8 million in fiscal 2007. The increase includes:

» higher marketing, promotion and distribution costs related to the roll-out of new products and branding initiatives;

» increased payroll-related costs associated with headcount increases to support international expansion and overall growth in our business and performance based incentives associated with improved operating performance during the past twelve months;

» higher spending on customer service activities to support our larger participation installed base and increased customer touch points; and

» higher legal expenses and non-cash charges for bad debt expense, as well as the impact of consolidating SiP results since the mid-July 2007 acquisition.

Depreciation expense increased $9.0 million to $71.9 million in fiscal 2008 compared to $62.9 million in fiscal 2007. This reflects the steady increase in the installed base of participation games throughout fiscal 2007 and 2008, as evidenced in the 20.2% year-over-year increase in the average installed base of participation machines. The increase also reflects depreciation related to SiP. We invested $50.4 million in gaming operations gaming machines, top boxes and related equipment during fiscal 2008, $75.9 million during fiscal 2007, and $68.7 million during fiscal 2006.

For fiscal 2009 and 2010, we expect to increase research and development spending to support our expanding portfolio of innovative and differentiated product offerings, further our progress with our SBG initiatives, and for new game development tools, technological advancements and innovations in game play. The increased spending is also anticipated to support further growth of our game library and enhance the productiveness of our development efforts. Selling and administrative expenses are anticipated to increase more modestly in fiscal 2009 and 2010 and are expected to decline slightly as a percent of revenues in fiscal 2009 and 2010. In line with the more moderate rate of growth expected for our installed participation footprint, we anticipate our capital investment in gaming operations equipment to flatten in fiscal 2009 and 2010, and estimate capital expenditures for property, plant and equipment to increase modestly in fiscal 2009 and

2010. In aggregate, we expect continued improvement in our operating margin, even with the additional spending on research and development initiatives.

Interest Expense

We incurred interest expense of $4.0 million and $5.1 million for fiscal 2008 and 2007, respectively, primarily related to our 2.75% convertible subordinated notes, amortization of debt issuance costs and, in fiscal 2007, interest and fees on borrowings under our revolving credit facility.

Interest and Other Income, Net

Interest and other income, net increased by $2.6 million to $5.2 million primarily due to higher interest income earned on cash in fiscal 2008 as a result of higher average cash balances and better short-term cash management in fiscal 2008.

Income Taxes

The effective income tax rates were approximately 36% and 32% for fiscal 2008 and 2007, respectively.

The fiscal 2008 effective tax rate reflects:

» increased income;

» the domestic manufacturing deduction;

» the research and development tax credit expiration on December 31, 2007; and

» the impact of unrecognized tax benefits resulting from the implementation of FIN 48 effective July 1, 2007.

The fiscal 2007 effective tax rate reflects:

» utilization of the export sales deduction, which expired in December 2006;

» the domestic manufacturing deduction; and

» the effect of the retroactive reinstatement of the research and development tax credit legislation which was reinstated in December 2006, retroactive to January 1, 2006. The effective tax rate includes the credit earned from January 1, 2006 thru June 30, 2006, which aggregated $0.01 per diluted share, in addition to the tax credit earned during fiscal 2007.

At the end of each interim period, we make our best estimate of the effective tax rate expected to be applicable for the full fiscal year and the impact of discrete items, if any, and adjust the quarterly tax rate, as necessary. As the research and development tax credit legislation expired on December 31, 2007, we expect our effective tax rate for fiscal 2009 to range between 36% and 37%.

Earnings Per Share

Diluted earnings per share increased to $1.15 for fiscal 2008 from $0.86 for fiscal 2007. The increase in earnings per share is attributable to increased net income in fiscal 2008 partially offset by a higher diluted share count, primarily resulting from the issuance of common shares upon exercise of stock options.

Impact of Inflation

During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Revenues, Gross Margins and Key Performance Indicators are as follows (in millions, except unit data):

	Year Ended June 30,		Increase (Decrease)	Percent Increase (Decrease)
	2007	2006		
Product Sales Revenues				
New unit sales revenues	$ 317.0	$ 254.7	$62.3	24.5%
Other product sales revenues	49.3	47.8	1.5	3.1
Total product sales revenues	$ 366.3	$ 302.5	$63.8	21.1
New units sold	25,613	21,512	4,101	19.1
Average sales price per new unit	$12,378	$11,840	$ 538	4.5
Gross profit on product sales revenues(1)	$ 167.7	$ 128.4	$39.3	30.6
Gross margin on product sales revenues(1)	45.8%	42.4%	340 bp	8.0
Gaming Operations Revenues				
Participation revenues	$ 153.6	$ 130.8	$22.8	17.4
Other gaming operations revenues	19.9	17.9	2.0	11.2
Total gaming operations revenues	$ 173.5	$ 148.7	$24.8	16.7
WAP games at period end	1,507	1,864	(357)	(19.2)
LAP games at period end	2,333	1,495	838	56.1
Stand-alone games at period end	4,436	3,726	710	19.1
Total installed participation base at period end	8,276	7,085	1,191	16.8
Average participation installed base	7,299	6,285	1,014	16.1
Average revenue per day per participation machine	$ 57.66	$ 57.04	$0.62	1.1
Installed casino-owned daily fee games at period end	760	794	(34)	(4.3)
Average casino-owned daily fee games installed base	728	773	(45)	(5.8)
Gross profit on gaming operations revenues(1)	$ 137.3	$ 112.3	$25.0	22.3
Gross margin on gaming operations revenues(1)	79.1%	75.5%	360 bp	4.8
Total Revenues	$ 539.8	$ 451.2	$88.6	19.6
Total Gross Profit(1)	$ 305.0	$ 240.7	$64.3	26.7
Total Gross Margin(1)	56.5%	53.3%	320 bp	6.0

bp basis point

(1) As used herein, gross profit and gross margin exclude depreciation and distribution expense.

Revenues and Gross Profit

Total revenues for fiscal 2007 increased 19.6%, or $88.6 million, over fiscal 2006, reflecting:

» A $62.3 million increase in new unit sales revenue as a result of:

» A 19.1% increase in new units sold worldwide. North American new units sold increased 13.2%, reflecting:

- the introduction of new products and game segmentation strategies, such as our G+® video games;
- the initial and ongoing shipments into the new Pennsylvania and Broward County, Florida markets;
- openings of new casinos in the Midwest;
- steady demand from Native American tribal operators, particularly in Oklahoma;
- the fulfillment of a previously announced state lottery commission contract;
- the launch of several new products; and
- all of which were partially offset by the sluggish North American replacement market.

» International new units sold increased 36.1% over the prior year, reflecting the positive contribution of Orion Gaming, growth in China and the broader pan-Asian market, and continued growth throughout Europe, South Africa and Latin America.

» Demand for our mechanical reel products continues to increase and accounted for 25% of new unit sales in fiscal 2007 compared to 14% in fiscal 2006.

» A 4.5% year-over-year increase in average selling price, due to an increase in list prices and higher sales of premium priced products.

» A $1.5 million increase in other product sales, as an increase in conversion revenues, top box revenues, parts revenues, Orion Gaming AWP revenues and Orion Gaming OEM revenues were partially offset by a reduction in OEM revenues from Multimedia Games, Inc., used gaming machines revenues and the fact that fiscal 2006 benefited from $1.8 million of revenue from an earn-out provision under a lottery contract.

» We sold over 6,600 used gaming machines in fiscal 2007 with a greater percentage being higher-priced refurbished units, compared to over 8,200 used gaming machines in fiscal 2006.

» We earned revenue on the sale of over 7,200 conversion kits in fiscal 2007, compared to over 6,200 conversion kits in fiscal 2006.

» A 16.7% growth in total gaming operations revenues due to:

» A 16.1% increase in the average installed base of participation gaming machines, driven by our newer products, such as *MONOPOLY™ Big Event* stand-alone gaming machines, *GREEN ACRES™* and *Life of Luxury®* LAP gaming machines, as well as the initial success of our *TOP GUN™* and *MONOPOLY Super Money Grab®* WAP gaming machines, partially offset by declines in our other stand-alone and *POWERBALL®* WAP participation games.

» Overall average revenues per day increased slightly, reflecting a higher average installed base of higher-earning WAP gaming machines during fiscal 2007 than in fiscal 2006.

Total gross profit, as used herein excluding distribution and depreciation expense, increased 26.7%, or $64.3 million, to $305.0 million for fiscal 2007 from $240.7 million for fiscal 2006. Our gross margins may not be comparable to those of other entities as we include the costs of distribution in selling and administrative expenses. This improvement reflects:

» Gross margin on product sales revenues was 45.8% for fiscal 2007 compared to 42.4% for fiscal 2006. Gross margin for fiscal 2007 reflects operating leverage from higher volume, the favorable impact from continued process improvements, and a favorable mix of premium-priced products, partially offset by the impact from selling lower-margin Orion Gaming machines. Furthermore, in fiscal 2007, refurbished used gaming machines that sell at higher prices and generate higher gross profit were a greater percent of total used gaming machine sales than in fiscal 2006.

» Gross margin on gaming operations was 79.1% in fiscal 2007, compared to 75.5% for fiscal 2006, primarily due to favorable WAP jackpot experience and a larger number of higher-margin WMS branded themes in the average installed base, partially offset by a higher average installed based of lower-margin WAP units in fiscal 2007 than in fiscal 2006.

Operating Expenses

Operating expenses were as follows (in millions of dollars):

	Year Ended June 30,					
	2007		2006		Increase	
	Dollar	As % of Revenue	Dollar	As % of Revenue	Dollar	Percent
Research and development	$ 58.1	10.8%	$ 49.0	10.9%	$ 9.1	18.6%
Selling and administrative	109.8	20.3	88.0	19.5	21.8	24.8
Depreciation	62.9	11.7	54.7	12.1	8.2	15.0
Total operating expenses	$230.8	42.8%	$191.7	42.5%	$39.1	20.4%

Research and development expenses increased $9.1 million to $58.1 million in fiscal 2007, compared to $49.0 million in the prior year. The increase reflects:

» planned higher spending for our expanded product development initiatives, including SBG development, and for technology-based tools that are accelerating our product development cycle;

» higher payroll-related costs resulting from headcount increases and performance based incentives associated with improved operating performance; and

» the research and development expenses of Orion Gaming (acquired in July 2006), including the additional spending we have implemented since the July 2006 acquisition as part of our efforts to expand our international development capabilities.

During fiscal 2007, we introduced 49 new WMS-branded games for sale and 28 new participation and casino-owned daily fee games, compared to the introduction in fiscal 2006 of 57 new games for sale and 26 new participation and casino-owned daily fee games.

Selling and administrative expenses, inclusive of $1.4 million of management separation costs incurred during the September 2006 quarter, increased $21.8 million to $109.8 million in fiscal 2007 compared to $88.0 million in fiscal 2006. Fiscal 2007 includes the selling and administrative expenses of Orion Gaming incurred since the mid-July 2006 acquisition, higher payroll-related costs resulting from performance based incentives associated with our improved operating performance and headcount increases during the past twelve months, greater trade convention costs and increased marketing, promotion and distribution costs related to the roll-out of new products and branding initiatives.

Depreciation expense increased $8.2 million to $62.9 million in fiscal 2007 compared to $54.7 million in fiscal 2006. This reflects the steady increase in the installed base of participation games throughout fiscal 2006 and 2007, as evidenced in the 16.1% year-over-year increase in the average installed base of participation gaming machines. The increase also reflects depreciation related to Orion Gaming. We invested $75.9 million in gaming operations gaming machines, top boxes and related equipment during fiscal 2007, $68.7 million during fiscal 2006, and $63.9 million during fiscal 2005.

Interest Expense

We incurred interest expense of $5.1 million and $4.3 million for fiscal 2007 and 2006, respectively, primarily related to our 2.75% convertible subordinated notes, amortization of debt issuance costs and, in fiscal 2007, interest and fees on borrowings under our revolving credit facility.

Interest and Other Income, Net

Interest and other income, net decreased by $1.9 million primarily due to lower interest income earned on cash in fiscal 2007 as a result of lower average cash balances, and the fact that, in fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for business interruption losses arising from Hurricane Katrina.

Income Taxes

The effective tax rate for fiscal 2007 was 32%, consistent with the rate for fiscal 2006.

The fiscal 2007 effective rate reflects:

» increased income

» utilization of the export sales deduction, which expired in December 2006;

» the domestic manufacturing deduction; and

» the effect of the retroactive reinstatement of the research and development tax credit legislation back to January 1, 2006. Since the research and development tax credit legislation was reinstated in December 2006, retroactive to January 1, 2006, the effective tax rate includes the credit earned for the period January 1, 2006 through June 30, 2006, which aggregated $0.01 per diluted share, in addition to the tax credit earned during fiscal 2007.

The fiscal 2006 effective rate reflects:

» increased income;

» lower export sales deductions; and

» lower utilization of tax credits as a result of the December 31, 2005 expiration of the research tax credit.

Earnings Per Share

Diluted earnings per share increased to $0.86 for fiscal 2007 from $0.63 for fiscal 2006. The increase in earnings per share attributable to increased net income in fiscal 2007 was partially offset by a higher diluted share count resulting from the issuance of common shares upon the exercise of employee stock options and an increase in the dilutive effect of employee stock options due to the increase in the market price of our WMS' common stock during fiscal 2007.

LIQUIDITY AND CAPITAL RESOURCES

Our use of cash flow from operations is largely for working capital to support our revenue base. Therefore, in any given reporting period, the amount of cash consumed or generated by operations will primarily relate to the rate of revenue increase or decrease, causing a corresponding change in working capital. In periods when revenues are increasing, the expanded working capital needs will be funded from available cash, cash equivalents, short-term investments, cash from operations, and, if necessary, proceeds from additional borrowings or additional equity offerings. Capital commitments are made for property, plant and equipment and gaming operations equipment; other commitments made relate primarily to licensing or technology agreements to obtain access to third-party brands, intellectual properties or technologies that we have not developed internally. Also, we will from time to time issue or retire borrowings or repurchase equity in an effort to maintain a cost-effective capital structure consistent with our anticipated capital requirements.

Our primary sources of liquidity are:

» Existing cash and cash equivalents;

» Cash flows from operations; and

» Debt capacity available under our revolving credit facility.

Selected balance sheet accounts at June 30 are summarized as follows (in millions):

	2008	2007	Increase Dollar	Increase Percent
Total cash, cash equivalents, and restricted cash[1]	**$119.6**	$ 53.2	$ 66.4	124.8%
Total current assets (A)	**413.3**	342.2	71.1	20.8
Total assets	**772.7**	655.7	117.0	17.8
Total current liabilities (B)	**116.6**	86.7	29.9	34.5
Long-term debt	**115.0**	115.0	—	—
Stockholders' equity	**510.8**	433.6	77.2	17.8
Net working capital (A)–(B)	**296.7**	255.5	41.2	16.1

(1) Includes restricted cash of $18.8 million and $16.0 million as of June 30, 2008 and June 30, 2007, respectively. Cash required for funding WAP systems jackpot payments is considered restricted cash and is not available for general corporate purposes.

Our net working capital increased $41.2 million from June 30, 2007, and was primarily affected by the following components:

» An increase in cash, cash equivalents and restricted cash of $66.4 million due primarily to our increased profitability and better management of working capital;

» An increase in total current accounts and notes receivable, net, of $24.6 million or 14.1%, to $198.5 million compared to $173.9 million at June 30, 2007, even though our revenues increased 20.4% during fiscal 2008 as we achieved a reduction in our days sales outstanding to 105 days;

» A decrease in inventories of $19.4 million to $59.9 million due to focused efforts on increasing inventory turns which was 3.1 at June 30, 2008; and

» An increase in accounts payable of $8.2 million due to additional working capital management and international expansion, coupled with a $5.1 million increase in accrued compensation and related benefits due to performance based incentives associated with improved operating performance, and a $16.6 million increase in other accrued liabilities due to increased current income taxes payable.

We have not experienced significant bad debt expense in any of the periods presented. In fiscal 2008, we placed increased emphasis on more effectively utilizing working capital elements, in particular greater cross-functional team focus on better managing inventory, current accounts and notes receivable and accounts payable. We believe there continues to be opportunities to free up additional cash through greater focus and better management of these working capital categories. We also increased our emphasis on the effective use of capital deployed in general, and in specific, the amount of capital used in our gaming operations. We believe there continues to be opportunities to utilize lean sigma tools to further improve operating performance and achieve greater efficiencies in the deployment of capital associated with working capital and gaming operations equipment.

As described in Note 13, "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements, we have royalty and license fee commitments for brand, intellectual property and technology licenses of $21.0 million including contingent payments that are not recorded in our Consolidated Balance Sheets.

We believe that total cash and cash equivalents of $119.6 million at June 30, 2008, inclusive of $18.8 million of restricted cash, and cash flow from operations will be adequate to fund our anticipated level of expenses, capital expenditures, cash to be invested in gaming operations equipment, the levels of inventories and receivables required in the operation of our business, and any repurchases of common stock for the next year. In fiscal 2009 and 2010, we expect cash flow from operations to continue to be strong. We do not believe we will need to raise a significant amount of additional capital in the short term or long term, and we have access to our $100 million revolving credit facility. We will, however, assess market opportunities as they arise.

Convertible Subordinated Notes

At June 30, 2008, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75%, maturing on July 15, 2010. The notes are convertible at any time into an aggregate of 8.7 million shares of our common stock at a conversion price of $13.19 per share, subject to adjustment. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $13.19 per share, and would reduce our annual interest expense. None of the holders have converted any of their convertible subordinated notes into our common stock. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock.

Revolving Credit Facility

We have a multi-year revolving credit agreement, as amended, that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to acquire companies, declare dividends or make distributions to holders of any shares of capital stock, or purchase or otherwise acquire shares of our common stock. At June 30, 2008, approximately $103.4 million was available for such purposes under the most restrictive of these covenants. During fiscal year 2008, we did not borrow any funds against this facility.

Common Stock Repurchase Program

On August 4, 2008, our Board of Directors authorized the repurchase of an additional $100 million of our common stock over the following twenty-four months. This authorization increases the existing program, previously authorized on August 6, 2007, from $50 million to $150 million. As of August 26, 2008, we had total open authorization of approximately $107 million. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions. During the fiscal year ended June 30, 2008, we purchased 1,208,971 shares for approximately $40 million at an average cost of $33.08 per share.

Cash Flows Summary

Cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, are summarized in the following table (in millions):

	Year Ended June 30,			2008 to 2007 Change	2007 to 2006 Change
	2008	2007	2006		
Net cash provided by (used in):					
Operating activities	$ 186.2	$ 118.9	$103.1	$ 67.3	$ 15.8
Investing activities	(117.8)	(158.8)	(94.1)	41.0	(64.7)
Financing activities	(5.2)	35.6	(4.6)	(40.8)	40.2
Effect of exchange rates on cash and cash equivalents	0.4	2.4	(0.5)	(2.0)	2.9
Net increase (decrease) in cash and cash equivalents	$ 63.6	$ (1.9)	$ 3.9	$ 65.5	$ (5.8)

Operating Activities:

The $67.3 million increase in cash provided by operating activities in the fiscal 2008 year compared to the fiscal 2007 year resulted from:

» A positive impact from the $18.6 million increase in net income and a $9.0 million increase in depreciation;

» A positive impact from a $16.2 million increase in non-cash items, including share-based compensation, amortization of intangibles and other assets and other non-cash items; and

» A positive impact from improved utilization of working capital indicated by a $29.9 million net decrease in changes in operating assets and liabilities, as the fiscal 2008 period decrease in inventories and increase in current liabilities was only partially offset by an increase in accounts and notes receivable and other current assets.

The $15.8 million increase in cash provided by operating activities in fiscal 2007 compared to fiscal 2006 resulted from several factors, including:

» A positive impact from the $15.6 million increase in net income and a $8.2 million increase in depreciation;

» A positive impact from a $13.1 million increase in non-cash items, including share-based compensation, amortization of intangibles and other assets and other non-cash items, partially offset by:

» A negative impact from the $24.3 million net increase in changes in operating assets and liabilities, due to the impact of inventory being flat from fiscal 2006 to fiscal 2007, as compared to the decrease from fiscal 2005 to fiscal 2006, partially offset by the smaller increase in our restricted cash from fiscal 2006 to fiscal 2007. While we continued to add new WAP links during fiscal 2007, we had established significantly more new WAP links during fiscal 2006, driving the growth in restricted cash during that period. The growth in our total receivables had a similar impact on cash flow from operations in fiscal 2007 and fiscal 2006.

Investing Activities:
The $41.0 million decrease in cash used by investing activities in fiscal 2008 compared to the fiscal 2007 year was primarily due to:

» Lower cash used in purchasing businesses by $20.7 million as only $0.2 million of cash was used for the acquisition of SiP in the fiscal 2008 period compared to net cash of $20.9 million used for the acquisition of Orion Gaming during fiscal 2007;

» A $25.5 million decrease in the amount invested in gaming operations machines, top boxes and related equipment during the fiscal 2008 period to $50.4 million. We expect the rate of investment in gaming operations equipment to continue to moderate in fiscal 2009 and 2010;

» An $8.4 million reduction in investments and advances in royalties, licensed technologies, patents and trademarks to $19.5 million in the fiscal 2008 period as we entered into fewer new agreements, partially offset by:

» A $14.2 million increase in the amount invested in property, plant and equipment during the fiscal 2008 period to $48.3 million, due primarily to the acquisition of land and buildings near our Chicago technology campus to provide for future expansion, higher spending on information technology, renovation of our Waukegan, Illinois facility, as well as investments in manufacturing tools and internally developed and purchased software. We expect that capital expenditures for property, plant and equipment will increase modestly in fiscal 2009 and 2010.

The $64.7 million increase in cash used by investing activities in fiscal 2007 compared to fiscal 2006 was primarily due to:

» The acquisition on July 13, 2006, of 100% of the outstanding stock of privately held Orion Gaming. The acquisition resulted in a net use of cash of $20.9 million, including debt retirement, cash consideration paid and acquisition costs, net of cash acquired;

» A $7.2 million increase in the amount invested in gaming operations machines, top boxes and related equipment during fiscal 2007 to $75.9 million;

» An $18.5 million increase in the amount invested in property, plant and equipment during fiscal 2007 to $34.1 million, due primarily to the expansion of our Waukegan, Illinois facility to consolidate outside warehousing and support our continued process improvement initiatives, as well as investments in internally developed and purchased software;

» A $12.0 million increase in investment and advances in royalties, licensed technologies, patents, and trademarks as we continued to license and acquire innovative and creative technologies and intellectual property;

» Net cash of $6.1 million was provided from the redemption of short-term investments during fiscal 2006, with no redemptions of such investments in fiscal 2007.

Financing Activities:

The $40.8 million decrease in cash provided by financing activities in fiscal 2008 compared to fiscal 2007 was primarily due to:

» The use of $35.0 million in fiscal 2008 to repurchase common stock compared to none in fiscal 2007;

» A $5.8 million reduction in the cash received and tax benefit from the exercised stock options. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options.

The $40.2 million increase in cash provided by financing activities in fiscal 2007 compared to fiscal 2006 was primarily due to:

» The receipt of $26.7 million from the exercise of stock options in fiscal 2007, compared to $4.2 million in fiscal 2006, along with the related tax benefit of $8.9 million in fiscal 2007 and $1.2 million in fiscal 2006. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options;

» $10.0 million in repurchases of our common stock during the fiscal 2006, with no similar repurchases during fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property and technologies that are not recorded on our Consolidated Balance Sheets. Typically, we are obligated to make minimum commitment royalty payments over the term of our licenses and to advance payment against those commitments.

Our obligations under these arrangements, under our convertible subordinated notes and other contractual obligations at June 30, 2008, were as follows (in millions):

Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 24.4	$ 3.9	$ 6.8	$6.3	$7.4
Royalty and license fee payments	21.0	9.6	10.9	0.5	—
Non-cancelable raw material purchase orders	2.1	2.1	—	—	—
Accrued WAP jackpot liability	11.3	11.3	—	—	—
Convertible subordinated notes	115.0	—	115.0	—	—
Interest payments	7.9	3.2	4.7	—	—
Performance bonds	1.0	1.0	—	—	—
Other, including guaranteed minimums in employment agreements and capital expenditures	21.0	14.0	4.8	1.4	0.8
Total	$203.7	$45.1	$142.2	$8.2	$8.2

The total potential royalty and license fee commitments decreased to $21.0 million at June 30, 2008 from $27.3 million at June 30, 2007, due to advances and payments made on existing commitments, partially offset by a slight increase in gross commitments. Potential royalty and license fee commitments could increase in the future as we enter into new intellectual property, technology or brand licensing agreements. See Note 13, "Commitments, Contingencies and Indemnifications" to our Consolidated Financial Statements.

Non-cancelable raw materials purchase orders decreased to $2.1 million as of June 30, 2008 from $6.3 million as of June 30, 2007, due to the reevaluation of our purchasing practices and procedures as part of our alignment with lean sigma principles.

We have performance bonds outstanding of $1.0 million at June 30, 2008, to one customer, related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

Indemnifications

We have agreements in which we may be obligated to indemnify other parties with respect to certain matters. Generally, these indemnification provisions are included in sales orders and agreements arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against claims arising from a breach of representations related to matters such as title to assets sold and licensed, defective equipment or certain intellectual property rights. Payments by us under such indemnification provisions are generally conditioned on the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular sales order or contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2008, we were not aware of any obligations arising under indemnification agreements that would require material payments except for the matter disclosed in Note 14, "Litigation," to our Consolidated Financial Statements.

We have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances. As of June 30, 2008, we were not aware of any obligations arising under these agreements that would require material payments.

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options, restricted stock, equity based performance units and deferred stock units to our employees, officers, directors and consultants and warrants to a licensor, and we have issued convertible subordinated notes.

Self-Insurance

We are self-insured for various levels of workers' compensation, electronic errors and omissions liability, automobile collision insurance, as well as employee medical, dental, prescription drug and disability coverage. We purchase stop-loss coverage to protect against unexpected claims. Accrued insurance claims and reserves include estimated settlements for known claims, and estimates of claims incurred but not reported.

SUBSEQUENT DEVELOPMENTS

Share Repurchase Authorization

On August 4, 2008, our Board of Directors authorized the repurchase of an additional $100 million of our common stock over the following twenty-four months. This authorization increases the existing program from $50 million to $150 million. As of August 26, 2008, we had a total open authorization of approximately $107 million. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

Interest Rate Risk

We have exposure to interest rate risk from our convertible subordinated notes and revolving credit facility. The notes are at a fixed rate and the revolving credit facility is at a variable rate.

As of June 30, 2008, we had $115.0 million of convertible fixed-rate debt with an interest rate of 2.75% and a fair value of $259.6 million. Using a discounted cash flow model, and assuming no change in the market price of our common stock into which the debt is convertible, we currently estimate that a 50 basis point change in the prevailing market interest rates would impact the fair value of our fixed rate debt by approximately $1.0 million, but would not impact our cash flows or future results of operations. However, the fair value of our convertible fixed rate debt is more significantly dependent on the market price of our common stock into which it can be converted.

We have a multi-year revolving credit agreement that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Borrowings under this facility bear interest at a certain percentage above the agent's prime rate, or above the LIBOR rate. There were no outstanding borrowings under this facility as of June 30, 2008.

Foreign Currency Risk

We have subsidiaries in Australia, Austria, Canada, China, the Netherlands, Slovakia, Spain, South Africa, and the United Kingdom for distribution and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2008 would have resulted in a pretax loss (or gain) of approximately $0.7 million.

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in stockholders' equity in our Consolidated Balance Sheets. Such translation resulted in unrealized gains of $6.8 million and $3.2 million for fiscal 2008 and 2007, respectively.

In addition, foreign governments could impose restrictions on currency movements that might make it costly or impossible to repatriate earnings to the U.S.

Forward-Looking Statement

This Report contains forward-looking statements concerning our future business performance, strategy, outlook, plans, liquidity, pending regulatory matters and outcomes of contingencies including legal proceedings, among others. Forward-looking statements may be typically identified by such words as "may," "will," "should," "expect," "anticipate," "seek," "believe," "estimate," "plan" and "intend," among others. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, any or all of our forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements are guaranteed. Factors that could cause our actual results to differ from our expectations include the risk factors set forth under Item 1. "Business" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," among other items in our Form 10-K. Forward-looking statements express the expectations only as of the date of this Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. (the "Company") as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. at June 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WMS Industries Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
August 28, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2008.

The effectiveness of our internal control over financial reporting as of June 30, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Brian R. Gamache
Chairman and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

August 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
WMS Industries Inc.

We have audited WMS Industries Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WMS Industries Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, WMS Industries Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WMS Industries Inc. as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2008 of WMS Industries Inc. and our report dated August 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
August 28, 2008

CONSOLIDATED BALANCE SHEETS

June 30, 2008 and 2007

(in millions of U.S. dollars and millions of shares)	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$100.8	$ 37.2
Restricted cash	18.8	16.0
Total cash, cash equivalents, and restricted cash	119.6	53.2
Accounts receivable, net of allowances of $3.0 and $2.5, respectively	131.8	114.5
Notes receivable	66.7	59.4
Inventories	59.9	79.3
Deferred income tax assets	7.3	9.4
Other current assets	28.0	26.4
Total current assets	413.3	342.2
NON-CURRENT ASSETS:		
Gaming operations equipment, net	75.4	90.0
Property, plant and equipment, net	125.7	91.9
Intangible assets	106.3	97.0
Deferred income tax assets	34.9	19.9
Other assets	17.1	14.7
Total non-current assets	359.4	313.5
TOTAL ASSETS	$772.7	$655.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 47.0	$ 38.8
Accrued compensation and related benefits	22.6	17.5
Other accrued liabilities	47.0	30.4
Total current liabilities	116.6	86.7
NON-CURRENT LIABILITIES:		
Deferred income tax liabilities	16.2	9.4
Long-term debt	115.0	115.0
Other non-current liabilities	14.1	11.0
Total non-current liabilities	145.3	135.4
Commitments, contingencies and indemnifications (see Note 13)	—	—
STOCKHOLDERS' EQUITY:		
Preferred stock (5.0 shares authorized, none issued)	—	—
Common stock (100.0 shares authorized, 51.0 and 50.0 shares issued, respectively)	25.5	25.0
Additional paid-in capital	298.1	269.1
Retained earnings	203.9	138.2
Accumulated other comprehensive income	8.1	1.3
Treasury stock, at cost (0.8 and zero shares, respectively)	(24.8)	—
Total stockholders' equity	510.8	433.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$772.7	$655.7

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended June 30, 2008, 2007 and 2006

(in millions of U.S. dollars and millions of shares, except per share amounts)	2008	2007	2006
REVENUES:			
Product sales	$421.2	$366.3	$302.5
Gaming operations	228.9	173.5	148.7
Total revenues	650.1	539.8	451.2
COSTS AND EXPENSES:			
Cost of product sales[(1)]	217.3	198.6	174.1
Cost of gaming operations[(1)]	46.6	36.2	36.4
Research and development	79.9	58.1	49.0
Selling and administrative	130.0	109.8	88.0
Depreciation[(1)]	71.9	62.9	54.7
Total costs and expenses	545.7	465.6	402.2
OPERATING INCOME	104.4	74.2	49.0
Interest expense	(4.0)	(5.1)	(4.3)
Interest and other income, net	5.2	2.6	4.5
Income before income taxes	105.6	71.7	49.2
Provision for income taxes	38.1	22.8	15.9
NET INCOME	$ 67.5	$ 48.9	$ 33.3
Earnings per share:			
Basic	$ 1.34	$ 1.01	$ 0.71
Diluted	$ 1.15	$ 0.86	$ 0.63
Weighted-average common shares:			
Basic common stock outstanding	50.2	48.4	47.1
Diluted common stock and common stock equivalents	60.6	59.6	56.9

(1) Cost of product sales and cost of gaming operations exclude the following amounts of depreciation, which are included separately in the depreciation line item:

Cost of product sales	*$ 3.7*	*$ 2.4*	*$ 2.3*
Cost of gaming operations	*$ 59.5*	*$ 53.3*	*$ 45.8*

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended June 30, 2008, 2007 and 2006

Common shares issued	Common shares held in treasury		Common stock	Additional paid-in capital
(in millions of U.S. dollars and millions of shares)				
48.6	(1.1)	Balance, June 30, 2005	$ 16.2	$ 225.0
		Comprehensive income:		
—	—	Net income	—	—
—	—	Foreign currency translation adjustment	—	—
—	—	Comprehensive income	—	—
—	—	Effect from adoption of SFAS No. 123R	—	(11.5)
—	0.5	Exercise of stock options and related tax benefits	—	1.5
—	—	Share-based payment expense	—	12.2
—	(0.6)	Purchase of treasury shares	—	—
48.6	(1.2)	Balance, June 30, 2006	16.2	227.2
		Comprehensive income:		
—	—	Net income	—	—
—	—	Foreign currency translation adjustment	—	—
—	—	Comprehensive income	—	—
1.4	0.8	Exercise of stock options and related tax benefits	0.5	26.4
—	—	Forfeiture of restricted shares	—	0.3
—	0.4	Stock issued for business acquisition	—	2.8
—	—	Effect from adoption of SFAS No. 158, net of tax	—	—
—	—	Share-based payment expense	—	12.4
—	—	Impact of three-for-two stock split	8.3	—
50.0	—	Balance, June 30, 2007	25.0	269.1
		Comprehensive income:		
—	—	Net income	—	—
—	—	Foreign currency translation adjustment	—	—
—	—	Comprehensive income	—	—
1.0	0.4	Exercise of stock options and related tax benefits	0.5	13.7
—	(1.2)	Purchase of treasury shares	—	—
—	—	Stock issued for business acquisition	—	0.1
—	—	Effect from adoption of FIN 48	—	—
—	—	Share-based payment expense	—	15.2
51.0	**(0.8)**	**Balance, June 30, 2008**	**$25.5**	**$298.1**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Retained earnings	Accumulated other comprehensive income	Unearned restricted stock	Treasury stock, at cost	Total stockholders' equity
$ 64.3	$ 0.6	$(11.5)	$ (9.4)	$ 285.2
33.3	—	—	—	33.3
—	(0.5)	—	—	(0.5)
—	—	—	—	32.8
—	—	11.5	—	—
—	—	—	3.9	5.4
—	—	—	—	12.2
—	—	—	(10.0)	(10.0)
97.6	0.1	—	(15.5)	325.6
48.9	—	—	—	48.9
—	3.2	—	—	3.2
—	—	—	—	52.1
—	—	—	8.7	35.6
—	—	—	—	0.3
—	—	—	6.8	9.6
—	(2.0)	—	—	(2.0)
—	—	—	—	12.4
(8.3)	—	—	—	—
138.2	1.3	—	—	433.6
67.5	—	—	—	67.5
—	6.8	—	—	6.8
—	—	—	—	74.3
—	—	—	15.2	29.4
—	—	—	(40.0)	(40.0)
—	—	—	—	0.1
(1.8)	—	—	—	(1.8)
—	—	—	—	15.2
$203.9	**$ 8.1**	**$ —**	**$(24.8)**	**$510.8**

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2008, 2007 and 2006

	2008	2007	2006
(in millions of U.S. dollars)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 67.5	$ 48.9	$ 33.3
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	71.9	62.9	54.7
Share-based compensation	15.2	12.4	12.2
Amortization of intangibles and other assets	24.2	16.9	9.8
Other non-cash items	14.3	8.2	2.4
Deferred income taxes	(7.0)	(0.6)	(3.8)
Change in operating assets and liabilities, net of business acquisitions:			
Restricted cash	(2.8)	(2.4)	(10.1)
Accounts and notes receivable	(32.6)	(26.5)	(23.7)
Inventories	11.8	—	32.7
Other current assets	(6.1)	(0.7)	(8.3)
Other assets and liabilities	14.8	(8.4)	(4.9)
Current liabilities	15.0	8.2	8.8
Net cash provided by operating activities	186.2	118.9	103.1
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to gaming operations equipment	(50.4)	(75.9)	(68.7)
Purchase of property, plant and equipment	(48.3)	(34.1)	(15.6)
Investment and advances in royalties, licensed technologies, patents, and trademarks	(19.5)	(27.9)	(15.9)
Purchase of business, net of cash acquired	(0.2)	(20.9)	—
Proceeds from short-term investments	—	—	6.1
Other	0.6	—	—
Net cash used in investing activities	(117.8)	(158.8)	(94.1)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash received from exercise of stock options	21.0	26.7	4.2
Tax benefit from exercise of stock options	8.8	8.9	1.2
Proceeds from borrowings under revolving credit facility	—	15.0	—
Repayments of borrowings under revolving credit facility	—	(15.0)	—
Purchase of treasury stock	(35.0)	—	(10.0)
Net cash (used in) provided by financing activities	(5.2)	35.6	(4.6)
Effect of Exchange Rates on Cash and Cash Equivalents	0.4	2.4	(0.5)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	63.6	(1.9)	3.9
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	37.2	39.1	35.2
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 100.8	$ 37.2	$ 39.1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

1. BUSINESS OVERVIEW

We are engaged in one business segment: the design, manufacture, and distribution of gaming machines (video and mechanical reel type) and video lottery terminals ("VLTs") for customers in legalized gaming jurisdictions worldwide. We have production facilities in the United States and the Netherlands, with development and distribution offices located in the United States, Argentina, Australia, Austria, China, Italy, the Netherlands, South Africa, Spain, and the United Kingdom.

We market our gaming machines in two principal ways. First, product sales include the sales of new and used gaming machines and VLTs, conversion kits, parts, amusement-with-prize gaming machines, equipment manufactured under original equipment manufacturing agreements to casinos and other gaming machine operators and gaming related systems for smaller international casino operators. Second, we license our game content and intellectual property to third parties for distribution and we lease gaming machines and VLTs to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win, which is the earnings generated by casino patrons playing the gaming machine, (2) fixed daily fees or (3) in the case of gaming machines on a wide-area progressive ("WAP") jackpot system, a percentage of the amount wagered or a combination of a fixed daily fee and a percentage of the amount wagered. We categorize our lease arrangements into five groups: WAP participation gaming machines; local-area progressive ("LAP") participation gaming machines; stand-alone participation gaming machines; casino-owned daily fee games; and gaming machine and VLT leases. We refer to WAP, LAP and stand-alone participation gaming machines as "participation games" and when combined with casino-owned daily fee games, royalties we receive under license agreements with third parties to utilize our game content and intellectual property, and gaming machine, VLT and other lease revenues, we refer to this business as our "gaming operations."

Data for product sales and gaming operations is only maintained on a consolidated basis as presented in our Consolidated Financial Statements, with no additional separate data maintained for product sales and gaming operations (other than the revenues and costs of revenues information included in our Consolidated Statements of Income and cost of gaming equipment and related accumulated depreciation included in our Consolidated Balance Sheets).

Common Stock Split

On May 7, 2007, our Board of Directors authorized a three-for-two stock split of our common stock, effected in the form of a stock dividend. All stockholders received one additional share for every two shares of our common stock owned as of the close of business on the record date of May 29, 2007. The additional 16,624,363 shares of $0.50 par value common stock were issued on June 14, 2007 and recorded as a reduction to retained earnings in the amount of $8.3 million. Our common stock began trading on the split-adjusted basis on June 15, 2007. Earnings per share, stock prices and all other common share data have been retroactively adjusted, as appropriate, to reflect the effect of this stock split.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of Presentation and Consolidation Policy

Our Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and, pursuant to the rules and regulations of the Securities and Exchange Commission, include all adjustments necessary to fairly present our consolidated financial position, results of operations, and cash flows for each period presented. Our Consolidated Financial Statements include the accounts of WMS Industries Inc. and its wholly owned subsidiaries ("WMS" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain amounts within net cash provided by operating activities included in the prior years' Consolidated Statements of Cash Flows have been reclassified to conform with the current year's presentation. These reclassifications did not affect the reported amounts of total net cash provided by operating activities included in our Consolidated Statements of Cash Flows.

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

Revenue Recognition

Our revenue recognition policy for both product sales and gaming operations is to record revenue when all the following criteria are met:

» Persuasive evidence of an agreement exists;

» The price to the customer is fixed or determinable;

» The product is delivered; and

» Collectibility is reasonably assured.

Product Sales

We sell gaming machines and VLTs typically with payment terms of 30 to 90 days. In certain circumstances we may offer extended payment terms typically for one year but in limited cases up to three years, which obligation may be secured by the related equipment and may accrue interest recognized at market rates. Revenues are reported net of incentive rebates or discounts.

When multiple product deliverables are included under a sales contract, in accordance with Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables*, we allocate revenue to each unit of accounting based upon its respective fair value against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. We allocate revenue to each unit of accounting based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold individually.

We recognize revenue when the product is delivered and defer revenue for any undelivered units of accounting. Deliverables are divided into separate units of accounting if:

» each item has value to the customer on a stand-alone basis;

» we have objective and reliable evidence of the fair value of the undelivered items; and

» delivery of any undelivered item is considered probable and substantially in our control.

If we cannot objectively determine the fair value of any undelivered units of accounting included in the arrangement, all revenues are deferred until all of the items are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered units of accounting.

Our services for initial installation, as well as standard warranty and technical support, are not separately priced components of our sales arrangements and are included in our revenues when the associated product sales revenue is recognized. Labor costs for gaming machine installs and participation placements, as well as labor costs associated with performing routine maintenance on participation gaming machines are included in selling and administrative expenses. We accrue for the cost of installing gaming machines sold to our customers at the time of sale, based on the percent of such gaming machines that we expect to install for our customers. We capitalize the costs to install gaming operations equipment.

We currently do not apply the provisions of Statement of Position ("SOP") 97-2, *Software Revenue Recognition* ("SOP 97-2"), to sales of our products. The sales of our gaming machines includes games and an operating system, which are an integral part of the gaming machine, but are "incidental" under the guidance of SOP 97-2 and, as such, we apply the revenue recognition principles outlined above. We do apply SOP 97-2 to gaming-related systems revenues generated by our subsidiary Systems in Progress GmbH ("SiP"). See Note 4 "Business Acquisitions."

Gaming Operations

We earn gaming operations revenues from leasing participation gaming machines and VLTs, and earn royalties from third parties under license agreements to use our game content and intellectual property. Gaming operations revenues under operating-type lease agreements are estimated and recognized as earned when collectibility is reasonably assured.

For WAP leasing agreements, revenues are recognized for each gaming machine based upon a percentage of coin-in, which is the amount of coins, currency and credits wagered on the gaming machine or a combination of a fixed daily fee and a percentage of coin-in. Participating casinos pay a percentage of the coin-in from WAP gaming machines directly to us for services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems and to administer the progressive jackpot funding. Revenues are recognized as earned when collectibility is reasonably assured. WAP systems entail a configuration of numerous electronically linked gaming machines located in multiple casino properties, connected to our central computer system via a network of communications equipment. WAP system gaming machines differ from non-linked gaming machines in that they build a progressive jackpot with every wager until a player hits the top award winning combination.

A LAP system electronically links gaming machines within a single casino to a site controller which builds a series of small progressive jackpots within that specific casino based on every wager made on the LAP system; whereas a WAP jackpot system links gaming machines in multiple casinos to a progressive jackpot for multiple casinos within a gaming jurisdiction.

We also offer participation gaming machines on a non-linked basis, which we call stand-alone games. Stand-alone and LAP progressive participation lease agreements are based on either a pre-determined percentage of the daily net win of each gaming machine or a fixed daily rental fee.

Casino-owned daily fee game lease agreements are for a fixed daily fee per day. Casino-owned daily fee games are games for which we sell the base gaming machine to the casino at a normal sales price and earn a normal product sales gross profit and then earn a lower ongoing daily fee from leasing the top box and game to the casino. We exclude casino-owned daily fee games from our installed based of participation gaming machines.

VLTs may be operated as stand-alone units or may interface with central monitoring systems operated by government agencies. Our leased VLTs typically are located in places where casino-type gaming is not the only attraction, such as racetracks, bars and restaurants, and are usually operated by the lottery organization of the jurisdiction. Our revenues are based on a fixed percentage of the daily net win of the VLTs. We exclude our leased VLTs from our installed base of participation gaming machines.

Some customers prefer to lease our standard for-sale gaming machines as an option rather than to purchase them. In these cases, we lease the gaming machine, either for a fixed daily fee or as a percentage of the net win of the gaming machine. We do not include leased for-sale units in our installed base of participation gaming machines.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we license our games, artwork, and other intellectual property. License royalties are recorded as earned when the licensee purchases or places the game or other intellectual property, and collectibility is reasonably assured.

Sales of Used Gaming Machines

Cash generated from the remanufacture and sale of used gaming machines, including cash generated from the remanufacture and sale of used gaming operations machines, is included in our cash flow from operating activities for the periods in which such sales occur and have not been material.

Translation of Non-U.S. Currency Amounts

The local currency is the functional currency (primary currency in which business is conducted) for our non-U.S. subsidiaries and their assets and liabilities are translated into U.S. dollars at fiscal year-end exchange rates. Revenue and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments are included in Accumulated other comprehensive income. Gains and losses arising from intercompany foreign currency transactions that are of a long-term investment nature are reported in the same manner as translation adjustments. Foreign currency transaction gains (losses) are included in Interest and other income, net and totaled $0.4 million, $(0.3) million and $0.3 million in fiscal years 2008, 2007 and 2006, respectively.

Cash and Cash Equivalents, and Restricted Cash

All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents. Restricted cash of $18.8 million and $16.0 million at June 30, 2008 and 2007, respectively, is required to fund WAP systems' jackpot payments.

Accounts Receivable, Notes Receivable and Allowance for Doubtful Accounts

We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a periodic basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write-offs and collections. Our policy is to generally not charge

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered insignificant. Imputed interest, if any, is determined based on current market rates at the time the note originated and is recorded in Interest and other income, net.

The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2008 and 2007, the fair value of the notes receivable approximated the carrying value.

Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements. Demand for parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

An active market exists mostly outside of North America for used gaming machines. When we receive a gaming machine on trade-in, we estimate a carrying value for the gaming machine. The value is based upon an estimate of the condition of the gaming machine, as well as our experience in selling used gaming machines and could change due to changes in demand in general for used gaming machines. We either sell these trade-ins as-is or renovate the gaming machines before resale. We also sell participation gaming machines as used gaming machines when we no longer need them in our gaming operations business. Therefore, we review our used gaming machine inventory for impairment on a routine basis. Actual demand for new and used gaming machines may differ from anticipated demand, and such differences may have a material effect on our financial statements.

Freight-out and Warehousing Costs

Freight-out and warehousing costs are included in cost of product sales in our Consolidated Statements of Income. Freight-out costs for gaming operations equipment are capitalized and depreciated over the useful life of the related asset.

Research and Development Costs, including Software Development Costs

We account for research and development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 2, *Accounting for Research and Development Costs.* Accordingly, costs associated with product development are included in Research and development and are generally expensed as incurred.

We account for amounts paid to third parties for purchased or licensed software under SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* ("SFAS No. 86"). Under these arrangements, we have alternative future uses for purchased software and we generally have the right to sub-license this software to third parties. See Note 13, "Commitments, Contingencies and Indemnifications." In addition, according to SFAS No. 86, costs incurred in creating a computer software product are charged to expense when incurred as research and development until "technological feasibility" has been established for the product, after which point costs are capitalized. Our products reach technological feasibility when a working model of the software is available, which is shortly before release to manufacturing for production.

We incur significant regulatory approval costs for our games. Such costs are capitalized once technological feasibility has been established and are amortized over the estimated product life cycle, generally two years. Regulatory approval costs related to projects that are discontinued are expensed when such determination is made. Capitalized regulatory approval costs net, were $6.3 million and $5.4 million as of June 30, 2008 and 2007, respectively which are included in other noncurrent assets. Amortization expense for previously capitalized amounts totaled $5.2 million, $2.1 million and $0.1 in fiscal 2008, 2007 and 2006, respectively.

We account for costs incurred to develop software for internal use in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Consequently, any costs incurred during preliminary project stages are expensed; costs incurred during the application development stages are capitalized and costs incurred during the post-implementation/operation stages are expensed. Unamortized capitalized software costs were approximately $17.6 million and $7.4 million as of June 30, 2008 and 2007, respectively which are included in Property, plant and equipment, net.

Gaming Operations Equipment and Property, Plant and Equipment

Property, plant and equipment and gaming operations equipment are stated at cost, net of accumulated depreciation. Depreciation of these assets is computed on a straight-line basis over the following estimated useful lives:

Buildings and improvements	10 to 40 years
Leasehold improvements	Lesser of term of lease or useful life
Machinery and equipment	3 to 10 years
Gaming operations base gaming machines	3 years
Gaming operations top boxes	1 year
Furniture and fixtures	10 years

Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed.

We review the carrying amount of these assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we classify intangible assets into three categories: (1) intangible assets with finite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. We do not amortize intangible assets with indefinite lives and goodwill. We test intangible assets with finite lives for impairment when conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and goodwill, we perform tests for impairment at least annually or more frequently when events or circumstances indicate that assets might be impaired. We perform our impairment tests of goodwill at our reporting unit level which is at the consolidated level. Such impairment tests for goodwill include comparing the fair value with its carrying value, including goodwill. The fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Fair values are derived using discounted cash flow analyses. When appropriate, we consider the assumptions that we believe hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on our cost of capital rate or location-specific economic factors. In case the fair value is less than the carrying value of the assets, we record an impairment charge to reduce the carrying value of the assets to fair value.

We determine the useful lives of our identifiable finite lived intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement, the history of the asset, our long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and, other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, generally on a straight-line basis, over their useful lives. See Note 7, "Intangible Assets."

We capitalize advances for royalty and licensing fees made in connection with licensing agreements we have for the use of third party intellectual property and technologies. When the products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

license agreement. In both cases the amortization of the advances is included in cost of product sales if related to a product sale, or cost of gaming operations if related to placement or lease of gaming machines or licenses in gaming operations revenues. To the extent we determine that the products developed would not fully recover the minimum commitment amounts, we will record an immediate impairment charge in our Consolidated Statements of Income at the time of such determination.

WAP Jackpot Liabilities and Expenses

We record a WAP jackpot liability based on the actual volume of coin-in or gaming machine play plus the initial progressive meter liability ("reset") on each system in each jurisdiction, discounted to net present value for non-instant pay jackpots. Jackpots are payable either immediately in the case of instant pay progressive jackpots or in equal installments over a 20-year period. For non-instant pay jackpots, winners may elect to receive a single payment for the present value of the jackpot, discounted at applicable interest rates, in lieu of annual installments. We defer jackpot expense for the reset liability on each WAP linked system, which is subsequently amortized as jackpot expense in cost of gaming operations as revenues are generated from the coin-in or gaming machine play. Our jackpot liabilities totaled $11.3 million and $11.6 million at June 30, 2008 and 2007, respectively. Our jackpot expense was $17.9 million, $13.3 million and $13.3 million for fiscal 2008, 2007 and 2006, respectively. To fund our jackpot liabilities we maintain restricted cash, as described above.

Advertising Expense

The cost of advertising is charged to expense as incurred. The cost of advertising for fiscal 2008, 2007 and 2006 was $1.0 million, $1.0 million and $0.9 million, respectively.

Accounting for Income Taxes

Effective July 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes*. Under FIN 48, the benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements. Upon the adoption of FIN 48, we recorded a $1.8 million increase in our liability for unrecognized tax benefits that was accounted for as a reduction in our retained earnings as of July 1, 2007.

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as income tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed to be in effect when the differences reverse. We recognize accrued interest and penalties associated with uncertain tax positions as part of income tax expense.

Share-Based Compensation

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 2008, 2007 and 2006:

	2008	2007	2006
Risk-free interest rate	3.3%	4.8%	4.6%
Expected life of options (in years)	4.75	5.16	6.13
Expected volatility	0.35	0.36	0.37
Dividend yield	0.0%	0.0%	0.0%

For fiscal 2008, 2007 and 2006, the expected life of each award granted was calculated using the "simplified method" in accordance with Staff Accounting Bulletin ("SAB") No. 107 and as amended in SAB No. 110. The expected volatility rate has been calculated based on weekly closing prices of WMS common shares from July 1, 2003. In accordance with the guidance in SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") we estimate expected volatility based on the historical realized volatility giving consideration to how future experience might reasonably be expected to differ from historical experience. We calculate the historical volatility beginning July 1, 2003, as we believe our stock price volatility prior to that date would be expected to differ significantly from subsequent stock price volatility as, prior to July 1, 2003, we focused on resolving issues in our legacy operating system software, whereas after that date we began introducing our new operating system, new gaming cabinet and new game themes, and re-emerging as the business we are today. See Note 12, "Equity Compensation Plan." The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term that approximates the expected life of the award. Expected dividend yield is based on historical dividend payments.

Cost of Product Sales, Cost of Gaming Operations and Selling and Administrative Expenses

Cost of product sales consists primarily of raw materials, labor and overhead. These components of cost of product sales also include licensing and royalty charges, inbound and outbound freight charges, purchasing and receiving costs, inspection costs, and internal transfer costs.

Cost of gaming operations consists primarily of telephone costs, licensing and royalty charges, wide-area progressive jackpot expenses, gaming operations taxes and fees and parts.

Selling and administrative expenses consist primarily of sales, marketing, distribution, installation and corporate support functions such as administration, information technology, legal, regulatory compliance, human resources and finance. The costs of distribution were $20.4 million, $17.2 million and $16.2 million for the fiscal year ended 2008, 2007 and 2006, respectively.

Use of Estimates

Our Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles. Such preparation requires us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and Notes thereto. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit and market risk, consist primarily of cash equivalents and accounts and notes receivable. By policy, we place our cash equivalents only in high credit quality securities and limit the amounts invested in any one security. However, our overnight cash balances are held by our main commercial bank. The accounts and notes receivable are generally from a large number of customers with no significant concentration other than in the State of Nevada. No customer accounted for more than 10% of consolidated revenues in fiscal 2008, 2007 and 2006.

As of June 30, 2008, approximately 18% of our employees are covered by a collective bargaining agreement which expires on June 30, 2011.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Position ("FSP") 157-2 *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For the instruments subject to the effective date delay under FSP 157-2, the effective date to adopt the fair value provisions for us will be July 1, 2009. We will continue to evaluate the impact of the provisions of SFAS 157 on our Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS 115*, ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities using different measurement techniques. The fair value measurement provisions are elective and can be applied to individual financial instruments. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity's financial statements. We are required to adopt this statement beginning July 1, 2008 and we currently expect no material impact from the provisions of SFAS 159 on our Consolidated Financial Statements.

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

3. EARNINGS PER SHARE

Basic and diluted earnings per share are calculated as follows for the three fiscal years ended June 30:

	2008	2007	2006
Net income	$67.5	$48.9	$33.3
After tax interest expense and amortization of issuance cost on convertible subordinated notes	2.1	2.2	2.3
Diluted earnings (numerator)	$69.6	$51.1	$35.6
Basic weighted-average common shares outstanding	50.2	48.4	47.1
Dilutive effect of stock options	1.5	2.4	1.0
Dilutive effect of restricted common stock and warrants	0.2	0.1	0.1
Dilutive effect of convertible subordinated notes	8.7	8.7	8.7
Diluted weighted-average common stock and common stock equivalents (denominator)	60.6	59.6	56.9
Basic earnings per share of common stock	$1.34	$1.01	$0.71
Diluted earnings per share of common stock and common stock equivalents	$1.15	$0.86	$0.63
Common stock equivalents excluded from the calculation of diluted earnings per share because their impact would render them anti-dilutive	0.7	1.0	2.7

Included in the anti-dilutive common stock equivalents for fiscal 2007 and 2006 are warrants to purchase 375,000 shares of common stock that were issued in September 2003 as part of an inducement to a licensor to extend their license agreement with us. The warrants' exercise price is $23.36 per share of our common stock, subject to adjustment.

4. BUSINESS ACQUISITIONS

In July 2007, we completed the acquisition of 100% of the outstanding stock of privately held Systems in Progress GmbH ("SiP"), an Austrian-based company focused on developing and selling gaming related systems, including linked progressive systems and slot accounting systems applicable for smaller international casino operators. The total consideration for SiP, including acquisition costs, was $4.9 million. SiP's former majority shareholder is our customer and $4.5 million of the total consideration resulted from extinguishing a receivable owed by that customer to us for the customer's entire equity ownership in SiP. Two minority shareholders were paid equal value in cash and shares of our common stock that in total aggregated approximately $0.2 million. See Note 7, "Intangible Assets." The final purchase price allocation resulted in $3.1 million of identifiable intangible assets and $1.8 million of goodwill. SiP operates as a separate subsidiary. The transaction was immaterial to our fiscal 2008 Consolidated Financial Statements and, therefore, pro forma financial information is not provided. The goodwill is expected to be deductible for tax purposes.

In July 2006, we completed the acquisition of 100% of the outstanding stock of privately held Orion Financement Company ("Orion Gaming,") a Netherlands-based holding company that designs, manufactures and distributes casino-based gaming machines and OEM and AWP gaming machines. The total consideration for Orion Gaming, excluding acquisition costs, was €23.6 million (or approximately U.S. $30.1 million), of which €8.6 million (U.S. $10.9 million) was for debt retirement. Orion Gaming's stockholders each received €15.0 million, comprised of €7.5 million (U.S. $9.6 million) in cash and €7.5 million (U.S. $9.6 million) of our common stock (549,564 shares). Orion Gaming operates as a separate subsidiary. Pro forma financial information is not provided as this acquisition was not material to our Consolidated Financial Statements. We allocated the aggregate purchase price, including acquisition costs, of $30.7 million to: tangible assets of $11.8 million; identifiable intangibles and goodwill of $25.1 million (included in Intangible assets); and total liabilities of $6.2 million. The goodwill is expected to be non-deductible for tax purposes.

5. INVENTORIES

Inventories consisted of the following at June 30:

	2008	2007
Raw materials and work-in-process	$40.1	$52.5
Finished goods	19.8	26.8
Total inventories	$59.9	$79.3

Total legacy inventories were $1.4 million and $8.5 million at June 30, 2008 and 2007, respectively.

6. GAMING OPERATIONS EQUIPMENT AND PROPERTY, PLANT AND EQUIPMENT

The components of Gaming operations equipment were as follows at June 30:

	2008	2007
Gaming operations equipment	$ 245.3	$ 219.3
Less accumulated depreciation	(169.9)	(129.3)
Net gaming operations equipment	$ 75.4	$ 90.0

The components of Property, plant and equipment were as follows at June 30:

	2008	2007
Land	$ 11.3	$ 5.2
Buildings and improvements	59.5	43.5
Machinery and equipment	88.0	71.4
Furniture and fixtures	14.3	10.1
Construction in process	24.8	19.6
	197.9	149.8
Less accumulated depreciation	(72.2)	(57.9)
Net property, plant and equipment	$ 125.7	$ 91.9

7. INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill during fiscal 2008 include:

Goodwill balance at June 30, 2007	$17.4
Impact of SiP acquisition	1.8
Foreign currency translation adjustment	2.7
Goodwill balance at June 30, 2008	$21.9

Other Intangible Assets

The following table summarizes additions to other intangible assets during fiscal 2008. Other additions include capitalized legal costs and expenditures to third parties.

	Business Combination	Other Additions	Total Additions
Finite lived intangibles:			
Royalty advances for licensed brands and other	$—	$11.6	$11.6
Licensed or acquired technologies	3.1	3.3	6.4
Patents	—	4.3	4.3
Customer relationships	—	—	—
Trademarks	—	0.3	0.3
Total	$3.1	$19.5	$22.6
Indefinite lived intangibles:			
Acquired brand names	$—	$ —	$ —

Additions to royalty advances and licensed or acquired technologies have a weighted-average life of 5.3 years. Technologies acquired as part of a business combination will be amortized over a period of five years. A majority of the other patent additions pertain to unissued patent applications and we anticipate that a majority of these patents will be amortized over four to seventeen years beginning in approximately July 2009.

Certain of our intangible assets are denominated in foreign currency and, as such, include the effects of foreign currency translation.

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

Other intangible assets consisted of the following as of June 30:

	2008			2007		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Finite lived intangible assets:						
Royalty advances for licensed brands and other	$ 72.9	$(37.6)	$35.3	$ 65.5	$(31.5)	$34.0
Licensed or acquired technologies	39.2	(7.4)	31.8	35.1	(2.4)	32.7
Patents	18.5	(2.1)	16.4	14.4	(0.9)	13.5
Customer relationships	5.2	(1.7)	3.5	4.4	(0.7)	3.7
Trademarks	0.9	(0.3)	0.6	0.7	(0.1)	0.6
Total	$136.7	$(49.1)	$87.6	$120.1	$(35.6)	$84.5
Indefinite lived intangible assets:						
Acquired brand names	$ 3.6	$ —	$ 3.6	$ 3.0	$ —	$ 3.0

General

The following table reconciles Goodwill and Other intangible assets presented above to Intangible assets recorded on our Consolidated Balance Sheets at June 30:

	2008	2007
Goodwill	$ 21.9	$17.4
Finite lived intangible assets, net	87.6	84.5
Indefinite lived intangible assets	3.6	3.0
Less: royalty advances and licensed or acquired technologies, short-term	(6.8)	(7.9)
Total intangible assets	$106.3	$97.0

Amortization expense for royalty advances and licensed or acquired technologies, patents and trademarks was $19.9 million, $13.3 million and $8.7 million for fiscal 2008, 2007 and 2006, respectively. Fiscal 2008 includes a $3.7 million pre-tax write-down to net realizable value of a technology license. If all of our remaining licensed or required technologies were to have no further value to us, we would record a charge of up to $31.8 million.

The estimated aggregate amortization expense for finite lived intangible assets for each of the next five years is as follows:

Year ended June 30,	
2009	$ 8.2
2010	7.0
2011	10.4
2012	10.3
2013	10.5

The estimated aggregate future intangible amortization as of June 30, 2008 does not reflect the significant commitments we have for future payments for royalty advances and licensed or acquired technologies. See Note 13, "Commitments, Contingencies and Indemnifications."

8. OTHER ACCRUED LIABILITIES

The components of other accrued liabilities were as follows at June 30:

	2008	2007
Accrued WAP jackpot liability	$11.3	$11.6
Current income taxes payable	9.2	1.0
Accrued royalties and licensing fees	7.8	6.5
Accrued common stock repurchase	5.0	—
Other accrued liabilities	13.7	11.3
Total other accrued liabilities	$47.0	$30.4

9. INCOME TAXES

The following is a summary of income before income taxes of U.S. and international operations for the fiscal years ended June 30:

	2008	2007	2006
United States	$106.1	$69.4	$48.0
International	(0.5)	2.3	1.2
Total	$105.6	$71.7	$49.2

Significant components of the provision for income taxes were as follows for the fiscal years ended June 30:

	2008	2007	2006
Current:			
Federal	$32.2	$12.4	$17.1
State	3.7	1.0	1.2
Foreign	0.4	1.1	0.2
Total current	36.3	14.5	18.5
Deferred:			
Federal	(6.1)	(0.2)	(2.7)
State	(0.5)	(0.4)	(0.6)
Foreign	(0.4)	—	(0.5)
Total deferred	(7.0)	(0.6)	(3.8)
Tax benefit from exercise of stock options	8.8	8.9	1.2
Income tax provision, net	$38.1	$22.8	$15.9

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred income tax assets and liabilities at June 30 were:

	2008	2007
Deferred income tax assets resulting from:		
Current:		
Receivables valuation	$ 1.2	$ 0.8
Inventory valuation	2.5	3.4
Accrued liabilities and other items not currently deductible	3.6	5.2
Total current deferred income tax assets	7.3	9.4
Non-current:		
Share-based payment expense	10.8	6.7
Book over tax depreciation	20.7	13.0
Other non-current	3.4	0.2
Total non-current deferred income tax assets	34.9	19.9
Deferred tax liabilities resulting from:		
Capitalized regulatory approval and software development costs	(8.1)	(4.5)
Capitalized patents and trademarks	(8.1)	(4.9)
Total non-current deferred income tax liabilities	(16.2)	(9.4)
Total net deferred income tax assets	$ 26.0	$19.9

No deferred tax provision has been recorded for United States taxes related to approximately $11.1 million of undistributed earnings of certain foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when the remittance occurs.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

The provision for income taxes differs from the amount computed using the statutory United States Federal income tax rate as follows for the fiscal years ended June 30:

	2008	2007	2006
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	2.9	2.8	2.9
Manufacturer's deduction	(1.7)	(0.7)	(1.3)
Research and development tax credits	(1.4)	(4.1)	(2.0)
Permanent items	0.5	0.5	0.8
Change of prior years' taxes	0.9	(0.2)	(0.4)
Export sales deductions	—	(0.8)	(1.7)
Reversal of valuation allowance, primarily relating to South African losses	—	—	(1.2)
Other, net	(0.1)	(0.7)	0.2
Effective tax rate	36.1%	31.8%	32.3%

Effective July 1, 2007, we adopted FIN 48. Under FIN 48, the benefits of tax positions that are more likely than not of being sustained upon audit based on the technical merits of the tax position are recognized in our Consolidated Financial Statements; positions that do not meet this threshold are not recognized. For tax positions that are at least more likely than not of being sustained upon audit, the largest amount of the benefit that is more likely than not of being sustained is recognized in our Consolidated Financial Statements. Upon the adoption of FIN 48, we recorded a $1.8 million increase in our liability for unrecognized tax benefits that was accounted for as a reduction in our retained earnings as of July 1, 2007. The reconciliation of the beginning and ending gross unrecognized tax benefits, excluding accrued interest and penalties of $0.6 million, is as follows:

Balance at July 1, 2007—date of adoption	$ 5.2
Additions related to prior year tax positions	—
Reductions related to prior year tax positions	(0.2)
Additions related to current year positions	0.8
Reductions due to settlements and payments	—
Reductions due to lapse of statute	—
Balance at June 30, 2008	$ 5.8

Of the total unrecognized tax benefits, including accrued interest and penalties of $0.6 million, $6.2 million (net of the federal benefit) represents the portion that, if recognized, would reduce the effective tax rate. Of this total, $0.3 million of interest and penalties was recorded in our Consolidated Statements of Income for the year ended June 30, 2008. We file tax returns in various jurisdictions and do not anticipate a significant change in the amount of unrecognized tax benefits within the next twelve months.

We, or one of our subsidiaries, files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. We are no longer subject to any significant U.S. federal, state, local or foreign income tax examinations by tax authorities for years before fiscal 2004.

10. CONVERTIBLE SUBORDINATED NOTES AND REVOLVING CREDIT FACILITY

Convertible Subordinated Notes

At June 30, 2008, we had $115 million of convertible subordinated notes outstanding, bearing interest at 2.75% maturing on July 15, 2010. The notes are exchangeable at any time into an aggregate of 8.7 million shares of our common stock at a conversion price of $13.19 per share, subject to adjustment. The notes are subordinated in right of payment to all existing and future senior debt and are effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, aggregating $3.2 million annually. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $13.19 per share, and such conversion would reduce our annual interest expense. None of the holders have converted any of their convertible subordinated notes into our common stock. Our convertible notes are conventional convertible debt instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving a fixed number of shares of our common stock.

As of June 30, 2008, the fair value of the convertible subordinated notes was $259.6 million. The fair value of our convertible fixed rate debt is significantly dependent on the market price of our common stock into which it can be converted.

We have no maturities of debt or sinking fund requirements through June 30, 2010.

Revolving Credit Facility

We have a multi-year revolving credit agreement, as amended, that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to acquire companies, declare dividends or make any distribution to holders of any shares of capital stock, or purchase or otherwise acquire such shares of our common stock. At June 30, 2008, approximately $103.4 million was available for such purposes under the most restrictive of these covenants. On June 30, 2008, we amended our revolving credit agreement to allow for an increase in annual capital expenditures over the life of the agreement. No amounts were outstanding under the revolving credit facility as of June 30, 2008 and 2007.

11. STOCKHOLDERS' EQUITY

General

Our authorized common stock consists of 100.0 million shares at $0.50 par value. Additionally, we have 5.0 million shares of $0.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

Common Stock Repurchase Program

During the fiscal year ended June 30, 2008, we purchased 1,208,971 shares of our common stock for approximately $40 million at an average cost of $33.08 per share. On August 4, 2008, our Board of Directors authorized the repurchase of an additional $100 million of our common stock over the following twenty-four months. See Note 19, "Subsequent Events." As of June 30, 2008, prior to such authorization increase, we had approximately $10 million available under the then existing program.

12. EQUITY COMPENSATION PLAN

General

We currently have one equity compensation plan under which new grants may be made: our Amended and Restated 2005 Incentive Plan (the "Plan"), which was originally approved by our stockholders in fiscal 2005 and approved, as amended, in fiscal 2007. The Plan consolidated shares available under our previous stock option plans into the new Plan, although outstanding equity grants under the previous plans are still governed by those individual plans. The Plan permits us to grant options to purchase shares of our common stock, restricted stock, and other stock awards. Options may be granted as incentive stock options, designed to meet the requirements of Section 422 of the Internal Revenue Code or they may be "non-qualified" options that do not meet the requirements of that section. The Compensation Committee of our Board of Directors determines, or at times recommends to the Board: which of the eligible directors, officers, employees, consultants and advisors receive equity awards; the terms, including any vesting periods or performance requirements of the awards; and the size of the awards. The non-employee members of our Board of Directors determine any award made to non-employee directors.

We issue new shares and shares from treasury for shares delivered under the Plan. The parameters of our share repurchase activity are not established solely with reference to the dilutive impact of deliveries made under the Plan. However, we expect that, over time, share purchases may partially offset the dilutive impact of deliveries to be made under the Plan.

A maximum of 12.8 million shares were authorized for awards under our plans. As of June 30, 2008, 2.4 million shares of common stock remained available for possible future issuance under our Plan.

The purpose of the Plan is to encourage our employees, non-employee directors, consultants and advisors to acquire an ownership interest in our common stock and to enable these individuals to realize benefits from an increase in the value of our common stock. We believe that this benefit

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

provides these individuals with greater incentive to work to improve our business and encourages their continued provision of services to us and, generally, promotes our interests and those of our stockholders.

A summary of information with respect to share-based compensation is as follows, for the fiscal years ended June 30:

	2008	2007	2006
Share-based compensation expense included in pre-tax income	$15.2	$12.4	$12.2
Income tax benefit related to share-based compensation	(5.8)	(4.7)	(4.6)
Share-based compensation expense included in net income	$ 9.4	$ 7.7	$ 7.6
Diluted earnings per share impact of share-based compensation expense	$0.16	$0.13	$0.13

Stock Options

Pursuant to the Plan, for stock options, the exercise price per share with respect to each option is determined by the Compensation Committee and is not less than the fair market value of our common stock on the date on which the stock option is granted. The Plan has a term of 10 years, unless terminated earlier, and stock options granted under the Plan prior to December 2006 have terms up to 10 years, whereas stock options granted under the Plan beginning in December 2006 have terms up to 7 years. Vesting generally occurs equally over one to four years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. On occasion, we may issue stock options that immediately vest, in which case compensation expense equal to the total fair value of the option grant is immediately recognized. Stock option activity was as follows for fiscal 2008:

	Number of Stock Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value[1]
Stock options outstanding at June 30, 2007	5.3	$18.16		
Granted	0.7	32.29		
Exercised	(1.3)	16.41		
Expired or Cancelled	—	—		
Forfeited	(0.1)	24.45		
Stock options outstanding at June 30, 2008	**4.6**	**$20.53**	**6.1**	**$44.2**
Stock options exercisable at June 30, 2008	**2.8**	**$17.93**	**5.7**	**$33.7**

(1) Intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of a stock option.

Other information pertaining to stock options was as follows for the years ended June 30:

	2008	2007	2006
Weighted-average grant-date fair value per share of stock options granted	$10.73	$8.40	$7.97
Total grant-date fair value of stock options vested	8.3	7.9	8.2
Total intrinsic value of stock options exercised	23.4	23.0	3.1

For fiscal 2008, 2007 and 2006, cash received from the exercise of stock options was $21.0 million, $26.7 million and $4.2 million, respectively, and the income tax benefit realized from exercise of stock options was $8.8 million, $8.9 million and $1.2 million, respectively. As of June 30, 2008, there was $8.6 million of total stock option compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 2.6 years.

In fiscal 2005, the Board of Directors approved a Director Emeritus Program for directors who reach age 75 or have served on the Board of Directors for at least 20 years. The Director Emeritus Program is being phased in to maintain continuity and avoid losing the benefit of valuable experience. For fiscal 2008, 2007 and 2006, 37,500, 37,500 and 37,500, respectively, fully vested five-year stock options were issued to three directors emeritus upon their retirement from the Board.

Restricted Stock Grants

Upon the recommendation of our Compensation Committee, our Board of Directors has, on occasion, granted restricted stock to our employees, officers, or directors to motivate them to devote their full energies to our success, to reward them for their services and to align their interests with the interests of our stockholders.

Under the Plan, participants may be granted restricted stock, representing an unfunded, unsecured right, which is nontransferable except in the event of death of the participant, to receive shares of our common stock on the date specified in the participant's award agreement. The restricted stock granted under this plan is subject to vesting generally occurring equally over three to five years on the grant-date anniversary. Compensation expense is recognized on a straight-line basis over the vesting period for the entire award. Restricted stock activity was as follows:

	Restricted Stock Shares	Weighted-Average Grant-Date Fair Value[1]
Nonvested balance at June 30, 2007	0.3	$23.09
Granted	0.2	30.65
Vested	(0.2)	21.75
Nonvested balance at June 30, 2008	0.3	$27.60

(1) For restricted stock, grant-date fair value is equal to the closing market price of a share of our common stock on the grant date.

As of June 30, 2008, there was $6.8 million of total restricted share compensation expense related to nonvested awards not yet recognized, which is expected to be recognized over a weighted-average period of 2.6 years.

Equity-Based Performance Units

As of June 30, 2008, there were 267,311 equity-based performance units outstanding with a weighted-average grant-date fair value per unit of $21.50. The equity-based performance units contain performance goals set by the Board of Directors based on certain performance criteria over the following periods: thirty-six month period ending June 30, 2009 for 177,400 units and thirty-six month period ending June 30, 2010 for 89,911 units. The number of shares of stock to be awarded to participants is dependent upon the achievement of the performance goals and the extent to which each goal is achieved or exceeded, requires a minimum threshold performance before any shares are issued and can result in shares issued up to

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

200% of the targeted number of shares under each grant. Based on the applicable performance criteria achieved for the thirty-six month period ended June 30, 2008, no payout was made under the 102,300 units previously awarded to the participants. In fiscal 2008, we recorded a provision for equity-based performance units outstanding of $2.7 million that relate to the thirty-six month periods ended June 30, 2009 and 2010 based on the current assessment of achievement of the performance goals. Additional charges will be recorded in future periods depending on the assessment of achievement of the performance goals. Prior to fiscal 2008, we had concluded the achievement of the performance goals was not probable and therefore a provision related to the performance units was not required.

Deferred Stock

In fiscal 2005, non-management members of the Board of Directors were awarded an aggregate of 39,824 units of deferred stock under the Plan, of which 24,890 units remain outstanding as of June 30, 2008. The deferred stock units vest immediately and shares of our common stock will be issued upon each director's departure from the Board. Grantees are not entitled to vote their deferred stock units or to receive cash dividends, but they are entitled to receive make whole payments on any declared and paid dividends on our common stock.

Warrants

In fiscal 2004, our Board of Directors, as part of the inducement to a licensor to extend their license agreement with us, approved a grant of warrants to purchase 375,000 shares of our common stock valued at $3.9 million using the Black-Scholes pricing model and certain assumptions at the date of issuance. The warrants' exercise price is $23.36 per share of our common stock, subject to adjustment. The warrants are non-cancelable and vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants expire on September 14, 2013. During fiscal 2008, 2007 and 2006, we expensed $0.5 million in each year for the value of warrants issued in connection with the extended license agreement.

13. COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

Future minimum rental commitments under non-cancelable operating leases were as follows as of June 30, 2008:

2009	$ 3.9
2010	3.6
2011	3.2
2012	3.1
2013	3.2
Thereafter	7.4
	$24.4

Rent expense for fiscal 2008, 2007 and 2006 was $3.9 million, $4.5 million and $3.7 million, respectively. We include stated scheduled rent increases in calculating future minimum lease payments under non-cancellable operating leases and the minimum lease payments are recognized as rent expense on a straight-line basis over the minimum lease term. We have an option to purchase the facility that we rent in Las Vegas, NV which, if we elected to exercise, would occur between May and November of 2010 or in May 2012.

We routinely enter into license agreements with others for the use of intellectual properties and technologies in our products. These agreements generally provide for royalty advances and license fee payments when the agreements are signed and minimum commitments which are cancellable in certain circumstances.

At June 30, 2008, we had total royalty and license fee commitments, advances and payments made and potential future royalty and license fee payments as follows:

	Minimum Commitments
Total royalty and license fee commitments, including contingent payments of $3.2 million	$ 130.0
Advances and payments made	(109.0)
Potential future payments, including contingent payments of $3.2 million	$ 21.0

See Note 7, "Intangible Assets" for the related assets that are recorded on our Consolidated Balance Sheets.

As of June 30, 2008, we estimate that potential future royalty payments in each fiscal year will be as follows:

	Minimum Commitments
2009	$ 9.6
2010	5.6
2011	5.3
2012	0.4
2013	0.1
Thereafter	—
Total	$21.0

Indemnifications

We have agreements in which we may be obligated to indemnify other parties with respect to certain matters. Generally, these indemnification provisions are included in sales orders and agreements arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against claims arising from a breach of representations related to matters such as title to assets sold and licensed, defective equipment or certain intellectual property rights. Payments by us under such indemnification provisions are generally conditioned on the other party making a claim. Such claims are typically subject to challenge by us and to dispute resolution procedures specified in the particular sales order or contract. Further, our obligations under these agreements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of June 30, 2008, we were not aware of any obligations arising under indemnification agreements that would require material payments, except for the matter disclosed in Note 14, "Litigation."

We have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances. As of June 30, 2008, we were not aware of any obligations arising under these agreements that would require material payments.

Performance Bonds

We have performance bonds outstanding of $1.0 million at June 30, 2008 to one customer related to product sales, and we are liable to the issuer in the event of exercise due to our non-performance under the contract. Events of non-performance do not include the financial performance of our products.

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

Self-Insurance

We are self-insured for various levels of workers' compensation, electronic errors and omissions liability, automobile collision insurance, as well as employee medical, dental, prescription drug and disability coverage.

We purchase stop-loss coverage to protect against unexpected claims. Accrued insurance claims and reserves include estimated settlements for known claims, and estimates of claims incurred but not reported.

14. LITIGATION

On October 2, 2003, La Societe de Loteries du Quebec ("Loto-Quebec") filed claims against us and Video Lottery Consultants Inc., a subsidiary of IGT ("VLC") in the Superior Court of the Province of Quebec, Quebec City District (200-06-000017-015). The pleadings allege that Loto-Quebec would be entitled to be indemnified by the manufacturers of Loto-Quebec's VLTs, specifically WMS and VLC, if the class action plaintiffs, described below, are successful in the pending class action lawsuit against Loto-Quebec. In July 2008, we entered into a settlement agreement with Loto-Quebec under which Loto-Quebec agreed to suspend the action in warranty against us in exchange for our agreement to continue cooperating with the defense of the class action lawsuit against Loto-Quebec and, in the event of an adverse outcome in such lawsuit against Loto-Quebec, to arbitration of any warranty claim by Loto-Quebec. The settlement agreement reserves all of our defenses against Loto-Quebec.

The class action lawsuit discussed in Loto-Quebec's claim was brought on May 18, 2001 against Loto-Quebec in the Superior Court of the Province of Quebec. It alleges that the members of the class developed a pathological gambling addiction by using Loto-Quebec's VLTs and that Loto-Quebec, as owner, operator and distributor of VLTs, failed to warn players of the alleged dangers associated with VLTs. Spielo Manufacturing Inc., another manufacturer of VLTs, voluntarily intervened to support Loto-Quebec's position. Class status was granted by the Court on May 6, 2002, authorizing Jean Brochu to act as the representative plaintiff. The class, which is currently undetermined, but potentially comprising more than 119,000 members, is requesting damages totaling almost $700 million Canadian dollars, plus interest. The trial is set to begin in September 2008. It is too early to assess the outcome of these actions and to determine whether any further claim will be pursued by Loto-Quebec under the terms of our settlement agreement.

15. INFORMATION ON GEOGRAPHIC AREAS

Revenues derived from customers in the United States accounted for approximately 76%, 75% and 79% of our total revenues for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. The United States had more than 90% of our total long-lived assets as of June 30, 2008, 2007 and 2006. No other country in which we conduct business had greater than 10% of our total revenues or long-lived assets for the periods presented.

Geographic revenue information is determined by country of destination. Our operations outside the United States include: gaming operations equipment located in Canada, Europe and South Africa; sales and distribution offices in Argentina, Austria, Canada, China, Italy, South Africa, Spain and the United Kingdom; a sales, distribution and production facility in the Netherlands; and game development studios in Australia, the Netherlands and the United Kingdom. Substantially all of our revenues from customers outside the United States are denominated in U.S. dollars. At June 30, 2008, 2007 and 2006, 27.3%, 21.6% and 37.1%, respectively, of trade accounts and notes receivable were from customers located outside of the United States.

16. RETIREMENT PLANS

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5 percent of covered employees' compensation as defined in the plan. Our expense for the defined contribution plans totaled $3.7 million, $2.6 million and $2.3 million in fiscal 2008, 2007 and 2006, respectively.

We have two frozen defined benefit pension plans related to previously discontinued operations. Pension expense for these plans was not significant in the aggregate. In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).* This statement requires an employer to recognize the over-funded or under-funded status of a defined benefit and postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The adoption of SFAS No. 158 had no material effect on our net income or cash flows.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Additional cash flow information was as follows for the fiscal years ended June 30:

	2008	2007	2006
Income taxes paid	$21.9	$15.5	$17.4
Interest paid	3.4	3.4	3.2
Gaming operations equipment transferred to inventory	1.9	4.4	4.8

18. HURRICANE DAMAGE

During the September 2005 quarter, two hurricanes devastated the Gulf Coast of Louisiana and Mississippi, which affected our facilities and our customers' facilities. We reopened our Gulfport facility in November 2005, but incurred, and continue to incur hurricane-related revenue loss. Historically, our participation revenue per day in the Mississippi and Louisiana markets is over 40% higher than our overall average.

We carry both property and business interruption insurance. We expect damage to our leased facility in Gulfport to be covered by our property insurance, after the deductible. In fiscal 2005, we received the first property insurance payment from the insurance company. We have assessed the usability of the inventory and participation gaming machines damaged in our Gulfport facility and added damaged items to our property claim.

The property insurance carries a deductible that was expensed in fiscal 2005. There is no deductible for the business interruption insurance and this coverage began 48 hours after elected officials ordered the evacuation of the areas. During fiscal 2006, we received business interruption insurance proceeds of $1.0 million, representing an initial reimbursement for losses arising from Hurricane Katrina, which we recorded in interest and other income, net on our Consolidated Statements of Income. We began litigation against the insurance company in the Mississippi courts in the September 2006 quarter. We continue to pursue our insurance claims, but cannot presently estimate the amount or timing of any additional payment, or the results of any litigation. We have not recorded and will not record any amount for unreimbursed business interruption claims until an agreement is reached with our insurer as to the amount of the recovery.

19. SUBSEQUENT EVENTS

Share Repurchase Authorization

On August 4, 2008, our Board of Directors authorized the repurchase of an additional $100 million of our common stock over the following twenty-four months. This authorization increases the existing program, previously authorized on August 6, 2007, from $50 million to $150 million and, as of August 26, 2008, we have a total open authorization of approximately $107 million. Pursuant to the authorization, purchases may be made from time to time in the open market, through block purchases or in privately negotiated transactions. The timing and actual number of shares repurchased will depend on market conditions.

(tabular amounts in millions of U.S. dollars and millions of shares, except per share amounts)

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information is as follows for fiscal 2008 and 2007:

	Sept. 30 2007	Dec. 31 2007	Mar. 31 2008	June 30 2008
Fiscal 2008 Quarters				
Revenues	$132.5	$159.2	$172.8	$185.6
Gross profit, excluding depreciation expense	79.6	93.5	101.4	111.7
Net income	11.1	16.0	18.8	21.6
Earnings per share:				
Basic	$ 0.22	$ 0.32	$ 0.37	$ 0.43
Diluted	$ 0.19	$ 0.27	$ 0.32	$ 0.36
Weighted-average common shares:				
Basic	49.8	50.2	50.5	50.5
Diluted	60.8	61.0	60.9	60.8

	Sept. 30 2006	Dec. 31 2006	Mar. 31 2007	June 30 2007
Fiscal 2007 Quarters				
Revenues	$ 110.6	$ 134.6	$ 136.6	$ 158.0
Gross profit, excluding depreciation expense	62.6	73.5	77.7	91.2
Net income	7.1	12.2	12.9	16.7
Earnings per share:				
Basic	$ 0.15	$ 0.25	$ 0.26	$ 0.34
Diluted	$ 0.13	$ 0.22	$ 0.23	$ 0.29
Weighted-average common shares:				
Basic	47.6	48.0	49.1	49.5
Diluted	57.5	58.7	59.6	60.3

The June 2008 quarter includes a $2.3 million after-tax, or $.04 per diluted share, impact to write down to net realizable value a licensed technology.

The September 2007 and December 2007 quarters include tax benefits arising from research and development tax credit legislation which expired December 31, 2007.

The September 2006 quarter includes a $1.0 million after-tax, or $0.02 per diluted share, impact for charges associated with management separation costs.

The December 2006 quarter includes a $0.7 million, or $0.01 per dilutive share benefit related to the period January 1, 2006 through June 30, 2006, due to the retroactive reinstatement of the research and development tax credit legislation.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange under the symbol "WMS." On August 26, 2008, there were approximately 642 holders of record of our common stock. On May 7, 2007, our Board of Directors authorized a three-for-two stock split of our common stock, effected in the form of a stock dividend. All stockholders received one additional share for every two shares of our common stock owned as of the close of business on the record date of May 29, 2007. The additional 16,624,363 shares of $0.50 par value common stock were issued on June 14, 2007 and recorded as a reduction to retained earnings in the amount of $8.3 million. Our common stock began trading on the split-adjusted basis on June 15, 2007. Earnings per share, stock prices and all other common share data presented have been retroactively adjusted, as appropriate, to reflect the effect of this stock split.

The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High	Low
Fiscal Year Ended June 30, 2008		
First Quarter	$33.10	$24.61
Second Quarter	37.14	30.89
Third Quarter	40.78	31.66
Fourth Quarter	38.74	29.45
Fiscal Year Ended June 30, 2007		
First Quarter	$ 20.21	$ 16.40
Second Quarter	24.92	19.35
Third Quarter	27.51	23.41
Fourth Quarter	31.20	25.73

Dividend Policy

Except for cash paid in lieu of fractional shares in connection with our fiscal 2007 stock split, no cash dividends were declared or paid on our common stock during fiscal 2008 or 2007. Our ability to pay future cash dividends will depend upon, among other things, our earnings, anticipated expansion, capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

We have agreed to make additional payments of interest on our convertible subordinated notes if we declare a cash dividend on our common stock. The amount of the additional payments will be equal to the cash dividends that would be payable to the holders of the notes if the holders had converted their notes into shares of our common stock on the record date for the dividend. However, no such payment need be made if the dividend that would otherwise trigger the payment causes an adjustment to the note conversion rate. As a result of the three-for-two stock split discussed above, the note conversion rate was adjusted proportionately.

We have a multi-year revolving credit agreement, as amended, that provides for $100 million of unsecured borrowing through December 31, 2009, including the potential to expand the line up to $125 million. Up to $10 million of the credit facility is available for the issuance of letters of credit. The credit agreement requires that we maintain certain financial ratios, which could limit our ability to acquire companies, declare dividends or make any distribution to holders of any shares of capital stock, or repurchase or otherwise acquire shares of our common stock. At June 30, 2008, approximately $103.4 million was available for such purposes under the most restrictive of these covenants.

CORPORATE INFORMATION

Executive Office

800 S. Northpoint Boulevard
Waukegan, IL 60085
(847) 785-3000

Website

www.wms.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

Counsel to the Company

Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

Transfer Agent and Registrar

Stockholder Inquiries:
American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.amstock.com
e-mail: info@amstock.com

Investor Relations

William H. Pfund
Vice President, Investor Relations
(847) 785-3167

Publications

A copy of our Annual Report on Form 10-K is available without charge upon written request to:

WMS Industries Inc.
Attn: Investor Relations
800 S. Northpoint Boulevard
Waukegan, IL 60085

Our Board of Directors has adopted corporate charters for our Audit and Ethics Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. It also has adopted Corporate Governance Guidelines and a Code of Conduct. These documents describe the responsibilities of our directors and executive officers and other key corporate governance matters. We will provide a copy of these documents to our stockholders, without charge, upon written request addressed to us at 800 S. Northpoint Boulevard, Waukegan, IL 60085, Attention: Investor Relations. These documents also can be viewed on the Corporate Governance page of our website at: www.wms.com.

Certifications

We have submitted to the New York Stock Exchange the certification of our CEO for the prior year stating that he was not aware of any violation by our Company of the New York Stock Exchange corporate governance listing standards. We have filed with the Securities and Exchange Commission, as an exhibit to our most recently filed Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.

Legal Notices

Product names mentioned or shown in this Report are trademarks or registered trademarks of our subsidiary, WMS Gaming Inc., except for the following marks:

CLINT EASTWOOD is a registered trademark of Clint Eastwood.
DEAN MARTIN™ & © Dean Martin Family Trust. Used with permission. All rights reserved.
DIRTY HARRY ® & © Warner Bros. Consumer Products Inc.
G2E is a trademark of Reed Elsevier Inc. and the American Gaming Association.
G2S and S2S are trademarks of the Gaming Standards Association.
GREEN ACRES is a trademark of Orion Pictures Corporation.
HAPPY DAYS: TM & © 2008 CBS Studios Inc. All rights reserved. HAPPY DAYS and related marks are trademarks of CBS Studios Inc.
MONOPOLY is a trademark of Hasbro. Used with permission. © 2008 Hasbro. All rights reserved.
POWERBALL is a trademark of Multi-State Lottery Association.
PRESS YOUR LUCK is a trademark of FremantleMedia Operations BV.
STAR TREK: TM & © 2008 CBS Studios Inc. All rights reserved. STAR TREK and related marks are trademarks of CBS Studios Inc.
THE WIZARD OF OZ and all related characters and elements are trademarks of and © Turner Entertainment Co.
TOP GUN™ & © Paramount Pictures Corporation.

Designed by Curran & Connors, Inc. / www.curran-connors.com

ACKNOWLEDGMENT & TRIBUTE

LOUIS J. NICASTRO

Louis J. Nicastro (Lou) retired as Chairman of the Board of our Company on July 1, 2008, after serving more than 43 years with WMS or its predecessor companies, including 35 of those years as Chairman. Lou will remain on the Board of WMS in the new position of Founding Director.

His career has been distinguished by his visionary leadership, his strategic accomplishments, and his steadfast focus on building a successful and enduring business. During his tenure with the Company, Lou guided our transformation from an amusement game company into a global gaming equipment leader renowned for its innovation. His strategic vision and boundless energy allowed WMS to transform itself into a growing, world class, international organization well-positioned with significant opportunities for the future.

Lou leaves not only a legacy of financial and operating success, but of laying the solid foundation upon which WMS is built—a culture infused with innovation, teamwork, passion and a mind-set for embracing change.

Lou, on behalf of everyone at WMS—employees, stockholders and our Board of Directors—we thank you and we wish you continued good health and success.





DAVE VITULLO, *Vice President of Commercial Finance*

PATTY BARTEN, *Executive Vice President of Continuous Improvement*

SEBASTIAN SALAT, *President of WMS International*

RON DINOLA, *Vice President of Gaming Operations*

ROB SIEMASKO, *Vice President of Product Management*

ROB BONE, *Vice President of Marketing*

DEAN EHRLICH, *Vice President of North American Sales*

KEN LOCHIATTO, *Executive Vice President and Chief Operating Officer*

MIKE KOMENDA, *Vice President of Human Resources*



EXECUTIVE COMMITTEE

1. SCOTT SCHWEINFURTH, *Executive Vice President, Chief Financial Officer and Treasurer*
2. BRIAN GAMACHE, *Chairman and Chief Executive Officer*
3. ORRIN EDIDIN, *President*
4. LAURIE LASSETER, *Vice President of Engineering and Chief Technical Officer*
5. LARRY PACEY, *Executive Vice President of Global Products and Chief Innovation Officer*
6. STEVE CRAMER, *Vice President of Supply Chain and Commercial Operations*
7. PHIL GELBER, *Vice President of Game Development*
8. KATHLEEN MCJOHN, *Vice President, General Counsel and Secretary*

800 South Northpoint Boulevard
Waukegan, Illinois 60085
847.785.3000

www.wms.com